03 MAR 20 AM 7:21

HAECO

Our Ref: CSA/CPA12/24

5th March 2003
Exemption No. 82-3846

By DHL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Financ
Mail Stop 3 – 7, Washington, DC 2054
USA

03007905

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Since the information exemption for our company has not been current, we are enclosing the following listed documents to reinstate the exemption status pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 ("Exchange Act"):

Description of Documents:
1. 1999 Annual Report;
2. 2000 Interim Report;
3. 2000 Annual Report;
4. 2001 Interim Report;
5. 2001 Annual Report; and
6. 2002 Interim Report.

Kindly acknowledge receipt by signing and return to us the duplicate copy of this letter.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Company Secretary

PROCESSED
APR 10 2003
THOMSON FINANCIAL

LW/df
Encls.
P:\Dorisfu\HAECO Group\CPA12 - HAECO\CPA12 - 24 SEHKNY\Ltr - SENY reinstate exempt 20030226.doc
c.c.: Mr. Bryan Ho (w/o encl., Fax No. 001-1-212-571-3050)
Ms. Kammy Yuen (w/o encl., By Hand)

Hong Kong Aircraft Engineering Company Limited

HAECO

INTERIM REPORT 2002

Swire Group

HIGHLIGHTS

	Six months ended 30th June		Year ended 31st December
	2002	2001	2001
(in HK$ Million)			
Turnover	**1,028**	1,023	1,994
Attributable post-tax results from material jointly controlled companies:			
– Hong Kong Aero Engine Services Limited	**47**	34	108
– Taikoo (Xiamen) Aircraft Engineering Company Limited	**29**	49	76
Profit attributable to shareholders	**240**	175	312
Dividends	**47**	38	108
Shareholders' funds	**2,997**	2,621	2,713
(number of shares in '000)			
Average number of shares in issue	**166,335**	166,983	166,945
(in HK$)			
Earnings per share	**1.44**	1.05	1.87
Dividends per share	**0.28**	0.23	0.65
Shareholders' funds per share	**18.02**	15.69	16.30

Contents

Website: http://www.haeco.com

This interim report is printed on recycled paper   Design: Format Limited www.format.com.hk

Results

The Group's profit attributable to shareholders for the first half of 2002 was HK$240 million, a 37% improvement compared with the profit of HK$175 million earned during the same period in 2001. The profit for the period included an amount of HK$52 million comprising the release of provisions made in previous financial periods to cover potential problems in collecting full amounts due from customers and stock obsolescence. The corresponding figure in the first half of 2001 was a charge of HK$27 million. In addition, there was a non-recurring profit of HK$7 million relating to the sale of residential property last year. The decrease in attributable profit before these exceptional items was 4%, from HK$195 million to HK$188 million.

The contribution after tax from Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) during the period was HK$29 million (2001: HK$49 million) and from Hong Kong Aero Engine Services Limited (HAESL) was HK$47 million (2001: HK$34 million).

Your directors have today declared an interim dividend of HK¢28 (2001: HK¢23) per share payable on 23rd September 2002 to shareholders registered at the close of business on 13th September 2002. This represents an increase of 22% in dividend per share compared with last year, and the total distribution is HK$47 million. The share register will be closed from 9th September 2002 to 13th September 2002, both dates inclusive.

Review of operations

The Company, either directly or through its jointly controlled company in Xiamen, TAECO, has comprehensive maintenance contracts covering the fleets of Boeing and Airbus aircraft operated by the Hong Kong based airlines, Cathay Pacific Airways, Dragonair and Air Hong Kong. These contracts cover the provision of line maintenance and hangar-based maintenance as well as the overhaul of certain components. In addition, through its Hong Kong based joint venture with Rolls-Royce plc, HAESL, it provides aero engine maintenance.

Line maintenance activity improved during the period following the downturn in the market seen in the last quarter of 2001. The average number of aircraft handled daily between January and June last year was 186 and this average number grew to 191 this year, a 3% increase. The provision of technical and non-technical line maintenance services at Hong Kong International Airport continues to be extremely price sensitive.

The airframe maintenance and modification facilities operated by both HAECO and TAECO continued to be heavily utilised during the period, although with the younger fleets of more modern aircraft operated by their base customers, and with fewer opportunities during the period to convert passenger aircraft for cargo use, the extent of the average work package has dropped.

The Company has negotiated a contract with Cathay Pacific Airways under which it will acquire a pool of Airbus A340-600 rotable spares that it will maintain and lease to the airline for use on three aircraft that are scheduled to enter its fleet between November 2002 and April 2003. These spares are estimated to cost HK$120 million, most of which will be incurred in the second half of the year.

TAECO's lower result for the period reflected falling revenue due to smaller work packages for aircraft

in the hangar. Line maintenance operations in Xiamen, Shanghai and Beijing, primarily for Dragonair, continue to run smoothly. Despite this drop in profits, TAECO's cash flow remains strong, and its Board has declared an interim dividend payable in August, of which the Company's share will be US$2 million. Construction work on TAECO's third hangar is on schedule and budget and it is expected to be operational in early 2003.

HAESL's higher profits were a reflection of a 23% increase in the number of engines put through its facilities; 80 engines arising in this period compared to 65 last year. The projected workload continues to be healthy. While Cathay Pacific is still the principal customer, about 50% of the business is derived from other regional carriers and Rolls-Royce.

Financial review

Turnover was close to that of last year. Increases in line and base maintenance businesses were largely offset by the absence of spares and material sales for passenger-to-cargo aircraft conversion work in the period.

Operating profit before a non-recurring item and changes in bad debt and stock obsolescence provisions increased from HK$111 million to HK$125 million, reflecting an increase in line maintenance business and the effect of higher productivity on aircraft in the hangar.

The contribution before tax from jointly controlled companies was HK$99 million which was in line with that of last period.

Net liquid funds at 30th June 2002 were HK$341 million, compared to HK$125 million at 31st December 2001. In addition to the net cash inflow from operations, the Company has received dividends of HK$11 million from Goodrich Asia-Pacific Limited, and HK$169 million from refinancing of staff housing loans.

Outlook

The annual report indicated that following the events in September last year the Group had seen a decline in demand for its services which was expected to continue in 2002. As it turned out, during the first half of the year, the market returned to a level of activity comparable to last year. The Company's base maintenance facilities were heavily utilised and forward bookings indicate this situation will continue through the rest of the year. The facilities at TAECO are also fully booked for the remainder of the year. The Company is the main provider of line maintenance services in Hong Kong, and this area of the Company's business is expected to grow in line with the increasing number of flights through Hong Kong.

David Turnbull
Chairman
Hong Kong, 6th August 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT – UNAUDITED

FOR THE SIX MONTHS ENDED 30TH JUNE 2002

	Note	Six months ended 30th June		Year ended 31st December
		2002 HK$M	2001 HK$M	2001 HK$M
Turnover	*2*	**1,028**	1,023	1,994
Operating expenses:				
Staff remuneration		**(502)**	(527)	(1,052)
Cost of direct material/job expenses		**(149)**	(256)	(431)
Depreciation		**(50)**	(53)	(103)
Operating lease rentals – land & buildings		**(28)**	(30)	(60)
Auditors' remuneration		**–**	–	(1)
Changes in work in progress		**(56)**	52	33
Other operating expenses		**(118)**	(98)	(222)
Movements in doubtful debt and stock obsolescence provisions		**52**	(27)	(54)
Profit on sale of staff housing	*3*	**–**	7	7
Profit on sale of business to a jointly controlled company		**–**	–	7
Operating profit	*2*	**177**	91	118
Net finance income	*4*	**3**	6	9
Net operating profit		**180**	97	127
Share of results of jointly controlled companies	*5*	**99**	99	222
Profit before taxation		**279**	196	349
Taxation	*6*	**(39)**	(21)	(37)
Profit attributable to shareholders		**240**	175	312
Dividends – paid/proposed				
Interim		**47**	38	38
Final		**–**	–	70
		47	38	108
		HK$	HK$	HK$
Earnings per share	*7*	**1.44**	1.05	1.87

	2002	2001		
	Interim HK$	Interim HK$	Final HK$	Total HK$
Dividends per share	**0.28**	0.23	0.42	0.65

CONSOLIDATED BALANCE SHEET - UNAUDITED

	Note	30th June 2002 HK$M	31st December 2001 HK$M
Fixed assets	8	**1,601**	1,636
Investment in jointly controlled companies	9	**932**	869
Deferred items			
Staff loans		**5**	5
Promissory note		**3**	4
Interest receivable		**40**	38
Retirement benefit assets		**125**	–
Deferred taxation		**(104)**	(58)
		69	(11)
Current assets			
Stocks of aircraft parts		**57**	70
Work in progress		**63**	119
Debtors and prepayments	10	**289**	188
Staff loans		**2**	171
Amounts due from jointly controlled companies		**17**	18
Deposits maturing after three months		**12**	12
Short term deposits and bank balances		**329**	113
		769	691
Current liabilities			
Creditors and accruals	10	**260**	352
Term loan due within one year	12	**3**	3
Amount due to jointly controlled companies		**1**	5
		264	360
Net current assets		**505**	331
		3,107	2,825
Financed by:			
Share capital	11	**166**	166
Reserves		**2,831**	2,547
Shareholders' funds		**2,997**	2,713
Minority interest		**5**	5
Long term loan	12	**105**	107
		3,107	2,825

CONSOLIDATED CASH FLOW STATEMENT – UNAUDITED

FOR THE SIX MONTHS ENDED 30TH JUNE 2002

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
Cash flows from operating activities			
Cash generated from operations	**140**	70	267
Interest paid	**(4)**	(6)	(10)
Interest received	**4**	7	12
Net cash inflow from operating activities	**140**	71	269
Cash flows from investing activities			
Purchase of fixed assets	**(15)**	(24)	(45)
Sale of fixed assets	**–**	9	9
Investment in jointly controlled companies	**(1)**	(29)	(31)
Loans advanced to jointly controlled companies	**(15)**	(13)	(22)
Dividends received from jointly controlled companies	**11**	–	10
Net decrease in staff loans	**169**	12	28
Net decrease/(increase) in short-term deposits maturing after three months	**–**	1	(2)
Net cash inflow/(outflow) from investing activities	**149**	(44)	(53)
Cash flows from financing			
Repayment of term loan	**(2)**	(1)	(3)
Purchase of Company's shares	**(1)**	–	(6)
Dividends paid to shareholders	**(70)**	(63)	(102)
Net cash outflow from financing	**(73)**	(64)	(111)
Increase/(decrease) in cash and cash equivalents	**216**	(37)	105
Cash and cash equivalents at beginning of the period	**113**	8	8
Cash and cash equivalents at end of the period	**329**	(29)	113

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – UNAUDITED

FOR THE SIX MONTHS ENDED 30TH JUNE 2002

	Share capital HK$M	Revenue reserve HK$M	Capital redemption reserve HK$M	Total HK$M
At 31st December 2001, as previously reported	166	2,528	19	2,713
Change in accounting policy to retirement benefits	–	115	–	115
At 31st December 2001, as restated	166	2,643	19	2,828
Profit attributable to shareholders	–	240	–	240
2001 final dividend paid	–	(70)	–	(70)
Repurchase of own shares				
– premium paid on repurchase	–	(1)	–	(1)
At 30th June 2002	**166**	**2,812**	**19**	**2,997**

NOTES TO THE ACCOUNTS

1. Basis of preparation

These interim financial statements have been prepared in accordance with the principal accounting policies set out in the Company's 2001 Annual Report, except for changes in accounting policies as described below. These interim financial statements comply with Statement of Standard Accounting Practice (SSAP) No. 25 issued by the Hong Kong Society of Accountants and the disclosure requirements set out in Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

Several new accounting standards issued by the Hong Kong Society of Accountants are effective for this financial period.

SSAP 1 (revised)	Presentation of financial statements
SSAP 11 (revised)	Foreign currency translation
SSAP 15 (revised)	Cash flow statements
SSAP 34	Employee benefits

The changes to the Group's accounting policies arising from the adoption of these new or revised SSAPs are set out below:

Certain presentational changes have been made upon the adoption of SSAP 1 (revised) and SSAP 15 (revised).

On adoption of SSAP 11 (revised), the profit and loss accounts of foreign jointly controlled entities denominated in foreign currencies are translated at the weighted average exchange rates during the year. This is a change in accounting policy from previous years where these were translated at the balance sheet date. The effect of such change is not material to the accounts.

In 2002, the Group implemented SSAP 34 "Employee Benefits". In accordance with this standard, retirement benefit costs are assessed using the projected unit credit method. Under this method, plan assets are measured at fair value, retirement benefit obligations are measured as the present value of the estimated future cash flows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. This is a change in accounting policy as in previous years retirement benefit costs were assessed using the attained age normal method and retirement benefit obligations were discounted at the expected rate of return on plan assets. An initial transitional surplus of HK$137 million has been determined as at 1st January 2002. Accordingly, shareholders' funds and deferred taxation at 1st January 2002 have been increased by HK$115 million and HK$22 million respectively.

2. Segmental information

The Company is engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong. No further business segmental information has therefore been reported.

The Group's jointly controlled companies, all of which are engaged in the same business as the Company, operate both in Hong Kong and overseas. Financial summaries of the two material jointly controlled companies are provided under note 9.

3. Profit on sale of staff housing

In the period ended 30th June 2001, the Company disposed of the last residential unit at Twin Bay Villas, Clearwater Bay Road, Sai Kung, New Territories. This property was originally acquired in 1970 as staff quarter.

4. Net finance income

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
Finance income	**7**	12	19
Interest on bank loans and overdrafts	**–**	(1)	(1)
Interest on long term loan not wholly repayable within five years	**(4)**	(5)	(9)
	3	6	9

5. Share of results of jointly controlled companies

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
(a) Attributable pre-tax results from:			
– Hong Kong Aero Engine Services Limited	**57**	41	128
– Taikoo (Xiamen) Aircraft Engineering Company Limited	**32**	51	79
– Other jointly controlled companies	**10**	7	15
	99	99	222
(b) Less: Share of taxation thereon:			
– Hong Kong Aero Engine Services Limited	**(10)**	(7)	(20)
– Taikoo (Xiamen) Aircraft Engineering Company Limited	**(3)**	(2)	(3)
– Other jointly controlled companies	**(2)**	(1)	(2)
	(15)	(10)	(25)
(c) Attributable post-tax results from:			
– Hong Kong Aero Engine Services Limited	**47**	34	108
– Taikoo (Xiamen) Aircraft Engineering Company Limited	**29**	49	76
– Other jointly controlled companies	**8**	6	13
	84	89	197

6. Taxation

	Six months ended 30th June		Year ended 31st December
	2002 HK$M	2001 HK$M	2001 HK$M
The taxation comprises:			
The Company and its subsidiary company:			
Deferred taxation	**24**	11	12
Jointly controlled companies	**15**	10	25
	39	21	37

No provision for Hong Kong profits tax has been made for the period as the Group's assessable profit is wholly absorbed by the tax losses brought forward. Overseas taxation is calculated at tax rates prevailing in the respective jurisdictions.

7. Earnings per share

Earnings per share are calculated by reference to the profit attributable to shareholders for the period ended 30th June 2002 of HK$240 million (period ended 30th June 2001: HK$175 million) and on the weighted average number of 166,334,707 (period ended 30th June 2001: 166,983,450) ordinary shares in issue during the period.

8. Fixed assets

	Property, plant and equipment
	Six months ended 30th June 2002
	HK$M
Opening net book value	**1,636**
Additions and transfers	**15**
Disposals	**-**
Depreciation	**(50)**
Closing net book value	**1,601**

9. Jointly controlled companies

For the period ended 30th June 2002, the financial results of material jointly controlled companies are as follows:

	HAESL (Operating in Hong Kong) Six months ended 30th June		TAECO (Operating in Mainland China) Six months ended 30th June	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M
Turnover	**1,630**	1,420	**251**	297
Operating profit	**150**	117	**64**	103
Net finance (charges)/income	**(12)**	(26)	**1**	1
Share of results of associates	**(11)**	–	**–**	–
Profit before taxation	**127**	91	**65**	104
Taxation	**(23)**	(15)	**(5)**	(4)
Profit attributable to shareholders	**104**	76	**60**	100
Funds employed:				
Long-term assets	**764**	782	**789**	729
Current assets	**1,265**	1,093	**164**	115
	2,029	1,875	**953**	844
Less: current liabilities	**(649)**	(574)	**(112)**	(78)
	1,380	1,301	**841**	766
Financed by:				
Shareholders' funds and loans	**1,093**	796	**826**	751
Long-term liabilities	**287**	505	**15**	15
	1,380	1,301	**841**	766
Group's weighted average % shareholding in the period	**45.0%**	45.0%	**49.6%**	46.3%
Group's share of profit attributable to shareholders	**47**	34	**29**	49
Group's share of funds employed at 30th June	**492**	358	**406**	369

10. Debtors and creditors – Credit risks and ageing analysis

The credit terms given to the customers vary and are generally based on the financial strengths of individual customers. Credit evaluations of debtors are performed periodically to minimise any credit risk associated with receivables.

As at 30th June 2002, 75% of debtors (65% as at 31st December 2001) and 86% of creditors (93% as at 31st December 2001) were aged under six months.

11. Share capital

During the period under review, the Company repurchased 126,600 of its own shares on the Hong Kong Stock Exchange at an aggregate consideration of HK$1 million.

All the shares repurchased were subsequently cancelled. An amount equal to the nominal value of the shares cancelled was transferred from the revenue reserve to the capital redemption reserve.

As at 30th June 2002, 166,324,850 shares were in issue (31st December 2001: 166,451,450 shares).

12. Long-term loan

	30th June 2002 HK$M	31st December 2001 HK$M
Repayable within one year	**3**	3
Repayable between one and two years	**4**	3
Repayable between two and five years	**13**	13
Repayable after five years	**88**	91
	108	110
Amount due within one year included under current liabilities	**(3)**	(3)
	105	107

	HK$M
At 31st December 2001	**110**
Repayments during the period	**(2)**
At 30th June 2002	**108**

The loan is provided by Troon Limited, a subsidiary of Cathay Pacific Airways Limited, to the Company for the construction of storage areas for aircraft parts. The terms of the loan are as disclosed in the 2001 Annual Report of the Company. During the period, the interest incurred was HK$4 million (2001: HK$5 million).

13. Related party transactions

In addition to those disclosed elsewhere in the interim report, material transactions between the Group and related parties which were conducted on normal commercial terms in the ordinary and usual course of business are listed below:

	Jointly Controlled Companies Six months ended 30th June		Other Related Parties Six months ended 30th June		Total Six months ended 30th June	
	2002 HK$M	2001 HK$M	**2002 HK$M**	2001 HK$M	**2002 HK$M**	2001 HK$M
Revenue from provision of services	**91**	96	**509**	445	**600**	541

(a) Revenue from the provision of services to jointly controlled companies comprised mainly services to HAESL and TAECO. Services provided to HAESL included engine component repairs charged at normal commercial rates and the provision of certain administrative services charged at cost based on the agreement with Rolls-Royce plc concerning the formation of HAESL. Services provided to TAECO related principally to charges at commercial rates covering the stationing of a working team of 150 people on average in TAECO and management services.

(b) Revenue from the provision of services to other related parties comprised maintenance charges for the Cathay Pacific Airways fleet, the Dragonair and Air Hong Kong fleets as well as logistic support and storage charges for Cathay Pacific Airways.

Results for the six months ended 30th June 2002 – unaudited

The results have been reviewed by the Audit Committee of the Company established in compliance with the additional requirement of the Stock Exchange to its Code of Best Practice.

Interim dividend

An interim dividend of HK¢28 (2001: HK¢23) per share has today been declared and will be paid on 23rd September 2002 to shareholders registered at the close of business on 13th September 2002. The share register will be closed from 9th September 2002 to 13th September 2002 both dates inclusive.

Share capital

During the period under review, the Company made the following purchases of its shares on the Hong Kong Stock Exchange:

Month	Number of Shares Purchased	Highest Price Paid (HK$)	Lowest Price Paid (HK$)
January 2002	126,600	12.35	11.90

Other than as stated above, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary company.

Corporate governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited.

Directors' interests

At 30th June 2002, the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance (SDI) showed that the following Directors held beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited:

	Personal Interests	Other Interests	**Total**
The Hon Michael Kadoorie (alternate Director)	–	3,782,886*	**3,782,886**
Dinty Dickson Leach	100,000	–	**100,000**
John Paterson	8,000	–	**8,000**

* *By virtue of the SDI, The Hon Michael Kadoorie and his family were deemed to be interested in 3,782,886 shares in the Company, which are held via discretionary trusts.*

During or prior to the period under review, no right has been granted to, or exercised by, any Director of the Company, or to or by the spouse or children under 18 years of age of any Director, to subscribe for shares, warrants or debentures of the Company.

Other than as stated above, the Directors of the Company held no interests, whether beneficial or non-beneficial, in the shares or warrants of the Company or its associated corporations (within the meaning of SDI).

Substantial shareholders

The register of substantial shareholders maintained under Section 16(1) of the SDI shows that at 30th June 2002 the Company had been notified of the following interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the Directors.

	Number of Shares	
John Swire & Sons Limited	99,649,103	
John Swire & Sons (H.K.) Limited	99,649,103)	Duplications of John Swire &
Swire Pacific Limited	99,649,103)	Sons Limited's holding
Cathay Pacific Airways Limited	45,649,686)	

Registered office

35th Floor, Two Pacific Place

88 Queensway

Hong Kong

Auditors

PricewaterhouseCoopers

For further information about Hong Kong Aircraft Engineering Company Limited, please contact:

Manager

Group Public Affairs

Hong Kong Aircraft Engineering Company Limited

35th Floor, Two Pacific Place

88 Queensway

Hong Kong

Tel: (852) 2840-8098

Fax: (852) 2526-9365

Website: http://www.haeco.com

註冊辦事處

香港金鐘道八十八號

太古廣場二期三十五字樓

核數師

羅兵咸永道會計師事務所

查詢有關香港飛機工程有限公司之詳情，請聯絡：

香港飛機工程有限公司

公共事務經理

香港金鐘道八十八號

太古廣場二期三十五字樓

電話：(852) 2840-8098

傳真：(852) 2526-9365

網址：http://www.haeco.com

截至二零零二年六月三十日止六個月未經審核業績

本公司按照聯合交易所最佳應用守則之額外規定而成立之審核委員會已審閱本賬目。

中期股息

董事局業於本日宣佈派發中期股息每股港幣二十八仙(二零零一年為港幣 二十三仙)，並定於二零零二年九月二十三日派發予於二零零二年九月十三日辦公時間結束時已名列股東名冊內之股東。股票過戶手續將於二零零二年九月九日至二零零二年九月十三日(包括首尾兩天)暫停辦理。

股本

在本期間內，本公司於香港聯合交易所購回本公司以下股份：

月份	購回股份數目	每股最高價格(港元)	每股最低價格(港元)
二零零二年一月	126,600	12.35	11.90

除上述外，本公司或其附屬公司並無購回、出售或贖回本公司之股份。

公司管治

本公司並無任何董事知悉任何資料足以合理地指出本公司在中期報告所包括之會計期間的任何時間內，概無或曾無遵守香港聯合交易所有限公司證券上市規則內之最佳應用守則。

董事權益

於二零零二年六月三十日，根據證券(披露權益)條例(披露權益條例)第二十九條須設立之名冊內所登記，以下董事在香港飛機工程有限公司之股份中持有實益：

	個人權益	其他權益	總計
米高嘉道理(代董事)	–	3,782,886*	3,782,886
李德信	100,000	–	100,000
鮑天頌	8,000	–	8,000

* *依據披露權益條例之規定，米高嘉道理及其家族透過全權信託被視為在本公司該批 3,782,886 股股份中有利益關係。*

在本期間內或之前，本公司之任何董事或彼等之配偶或年齡十八歲以下之子女，均無獲授權或行使權利，以認購本公司股份、認股權證或債券。

除上述外，本公司之董事並無實益或非實益擁有本公司或其相聯法團之股本或認股權證(定義見於披露權益條例)。

主要股東

根據披露權益條例第十六(一)條設立之主要股東名冊顯示，於二零零二年六月三十日，本公司已獲通知以下之權益，相等於本公司已發行股本百分之十或以上。此等權益不包括在上述各董事之披露權益內。

	股份數目
英國太古集團有限公司	99,649,103
香港太古集團有限公司	99,649,103) 與英國太古集團有限公司
太古股份有限公司	99,649,103) 之持股量重複
國泰航空有限公司	45,649,686)

11. 股本

在本期內，本公司在香港聯合交易所以總代價港幣一百萬元購回共126,600股股份。

所有購回之股份隨即被註銷。一筆相等於已註銷股份面值之款項已由收益儲備撥入資本贖回儲備。

二零零二年六月三十日結算，已發行股份數目為166,324,850股(二零零一年十二月三十一日為166,451,450股)。

12. 長期借款

	六月三十日 **二零零二年** **港幣百萬元**	十二月三十一日 二零零一年 港幣百萬元
於一年內償還	**3**	3
於一年至兩年內償還	**4**	3
於兩年至五年內償還	**13**	13
於五年後償還	**88**	91
	108	110
列入流動負債項下須於一年內償還款項	**(3)**	(3)
	105	107

	港幣百萬元
二零零一年十二月三十一日結算	**110**
於本期內償還	**(2)**
二零零二年六月三十日結算	**108**

該項借款由國泰航空有限公司之附屬公司 Troon Limited 提供予本公司，以興建飛機部件儲存庫。該項借款之條款誠如本公司二零零一年報告書內所披露。在本期內帶來利息為港幣四百萬元(二零零一年為港幣五百萬元)。

13. 有關連人士交易

除在本中期報告內其他章節披露之該等交易外，本集團與有關連人士按照一般商業條件以及正常業務程序下進行之重大交易列載如下：

	共控公司 截至六月三十日止六個月		其他有關連人士 截至六月三十日止六個月		總計 截至六月三十日止六個月	
	二零零二年 **港幣百萬元**	二零零一年 港幣百萬元	**二零零二年** **港幣百萬元**	二零零一年 港幣百萬元	**二零零二年** **港幣百萬元**	二零零一年 港幣百萬元
提供服務所得之收入	**91**	96	**509**	445	**600**	541

(a) 向共控公司提供服務所得之收入主要包括為香港航空發動機維修服務公司及廈門太古飛機工程公司提供之服務。為香港航空發動機維修服務公司提供之服務包括按一般商業價格收費之發動機部件修理，及根據與勞斯萊斯公司就成立香港航空發動機維修服務公司所訂之協議按成本收費提供之若干行政服務。為廈門太古飛機工程公司提供之服務主要為在廈門太古飛機工程公司派駐一個平均約一百五十人的工作小組按商業價格收取之費用及管理服務費。

(b) 向其他有關連人士提供服務所得之收入包括向國泰航空機隊、港龍航空及華民航空機隊收取之維修費，以及向國泰航空收取之後勤支援及儲存開支。

9. 共控公司

截至二零零二年六月三十日止期間，主要共控公司之財務業績如下：

	香港航空發動機維修服務公司（於香港營運）截至六月三十日止六個月		廈門太古飛機工程公司（於中國內地營運）截至六月三十日止六個月	
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	**二零零二年 港幣百萬元**	二零零一年 港幣百萬元
營業總額	**1,630**	1,420	**251**	297
營業溢利	**150**	117	**64**	103
財務（支出）／收入淨額	**(12)**	(26)	**1**	1
應佔聯屬公司業績	**(11)**	–	**–**	–
除税前溢利	**127**	91	**65**	104
税項	**(23)**	(15)	**(5)**	(4)
股東應佔溢利	**104**	76	**60**	100
資金運用：				
長期資產	**764**	782	**789**	729
流動資產	**1,265**	1,093	**164**	115
	2,029	1,875	**953**	844
減：流動負債	**(649)**	(574)	**(112)**	(78)
	1,380	1,301	**841**	766
資本來源：				
股東資金及借款	**1,093**	796	**826**	751
長期負債	**287**	505	**15**	15
	1,380	1,301	**841**	766
集團於本期內之加權平均權益百分率	**45.0%**	45.0%	**49.6%**	46.3%
集團應佔股東溢利	**47**	34	**29**	49
六月三十日結算集團應佔資金運用	**492**	358	**406**	369

10. 應收及應付賬項 — 信貸風險及賬齡分析

給予客戶之信貸條件不盡相同，一般乃根據個別客戶之財政能力而定。對應收賬項定期進行信貸評估以減低任何與應收款項有關之信貸風險。

二零零二年六月三十日結算，百分之七十五應收賬項（二零零一年十二月三十一日結算為百分之六十五）及百分之八十六應付賬項（二零零一年十二月三十一日結算為百分之九十三）之賬齡均低於六個月。

6. 稅項

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
稅項包括：			
本公司及其附屬公司：			
遞延稅項	**24**	11	12
共控公司	**15**	10	25
	39	21	37

本期並無為香港利得稅作出準備，因本集團之應課稅溢利已全部為前期稅項虧損所吸收。海外稅項乃按各司法管轄區所採用之稅率計算。

7. 每股盈利

每股盈利乃根據截至二零零二年六月三十日止期間之股東應佔溢利港幣二億四千萬元（二零零一年六月三十日止期間為港幣一億七千五百萬元）及於該期間內已發行之加權平均股份數目166,334,707股（二零零一年六月三十日止期間為166,983,450股）普通股計算。

8. 固定資產

	物業、廠房及設備
	截至二零零二年六月三十日止六個月 **港幣百萬元**
期初賬面淨值	**1,636**
增置及轉撥	**15**
出售	**–**
折舊	**(50)**
結算賬面淨值	**1,601**

3. 出售員工房屋溢利

於二零零一年六月三十日止期間，本公司出售其位於新界西貢清水灣道勝景別墅之最後一個住宅單位。此物業原於一九七零年購入以作為員工居所。

4. 財務收入淨額

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
財務收入	**7**	12	19
銀行貸款及透支利息	**–**	(1)	(1)
毋須於五年內全部清還之長期借款利息	**(4)**	(5)	(9)
	3	6	9

5. 應佔共控公司業績

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
(a) 應佔除稅前業績來自：			
– 香港航空發動機維修服務有限公司	**57**	41	128
– 廈門太古飛機工程有限公司	**32**	51	79
– 其他共控公司	**10**	7	15
	99	99	222
(b) 減：其應佔稅項：			
– 香港航空發動機維修服務有限公司	**(10)**	(7)	(20)
– 廈門太古飛機工程有限公司	**(3)**	(2)	(3)
– 其他共控公司	**(2)**	(1)	(2)
	(15)	(10)	(25)
(c) 應佔除稅後業績來自：			
– 香港航空發動機維修服務有限公司	**47**	34	108
– 廈門太古飛機工程有限公司	**29**	49	76
– 其他共控公司	**8**	6	13
	84	89	197

未經審核綜合股權變動表

截至二零零二年六月三十日止六個月

	股本 港幣百萬元	收益儲備 港幣百萬元	資本贖回儲備 港幣百萬元	總計 港幣百萬元
二零零一年十二月三十一日結算，如之前報告	166	2,528	19	2,713
退休福利之會計政策改變	–	115	–	115
二零零一年十二月三十一日結算，如重列	166	2,643	19	2,828
股東應佔溢利	–	240	–	240
已派付之二零零一年末期股息	–	(70)	–	(70)
購回本公司股份				
– 購回溢價	–	(1)	–	(1)
二零零二年六月三十日結算	**166**	**2,812**	**19**	**2,997**

賬目附註

1. 編製原則

除以下敘述之會計政策改變外，此等中期財務報表乃按照刊載於本公司二零零一年報告書內之主要會計政策編製。此等中期財務報表符合香港會計師公會頒佈之會計實務準則第二十五號及刊載於香港聯合交易所有限公司上市規則附件十六之披露要求。

數項由香港會計師公會新頒佈之會計準則於本財政期間生效。

會計實務準則第一號(修訂)	「財務報表之呈列」
會計實務準則第十一號(修訂)	「外幣折算」
會計實務準則第十五號(修訂)	「現金流量表」
會計實務準則第三十四號	「僱員福利」

本集團之會計政策因採用此等新的或修訂的會計實務準則而作出之變動列述如下：

因採用會計實務準則第一號(修訂)及會計實務準則第十五號(修訂)，呈報方式已作出某些變動。

因採用會計實務準則第十一號(修訂)，以外幣計值之外國共同控制公司之損益賬於年內以加權平均匯率折算。此會計政策與往年不同，往年此等損益賬均以資產負債表結算日之兌換率折算。此變動未有對損益賬造成重大影響。

本集團於二零零二年實施會計實務準則第三十四號「僱員福利」。根據此標準，退休福利成本乃採用預計單位貸記法估量。按照此成本法，計劃資產按公平值衡量，而退休福利責任則參考期限與優質公司債券之相若負債的市場孳息率，以預計其未來現金流量，再折算為現值。此乃會計政策上之改變，因往年退休福利成本採用已達工齡法評估，而退休福利負債則按計劃資產預期回報率折算。一項港幣一億三千七百萬元之初期過渡時期盈餘已因於二零零二年一月一日結算時確定。因此，二零零二年一月一日結算之股東資金及遞延稅項分別增加港幣一億一千五百萬元及港幣二千二百萬元。

2. 分項資料

本公司於香港從事商用飛機維修、改裝及修理業務，因此並無報告進一步之業務分項資料。

本集團之共控公司全皆從事與本公司相同之業務，於香港及海外營運。兩家主要共控公司之財務摘要於附註9列述。

未經審核綜合現金流量表

截至二零零二年六月三十日止六個月

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年 港幣百萬元	二零零一年 港幣百萬元	二零零一年 港幣百萬元
營業現金流量			
營業產生之現金	**140**	70	267
已付利息	**(4)**	(6)	(10)
已收利息	**4**	7	12
營業現金流入淨額	**140**	71	269
投資業務之現金流量			
購買固定資產	**(15)**	(24)	(45)
出售固定資產	**–**	9	9
在共控公司之投資	**(1)**	(29)	(31)
予共控公司借款	**(15)**	(13)	(22)
已收共控公司之股息	**11**	–	10
職員借款減少淨額	**169**	12	28
逾三個月定期之短期存款減少／(增加)淨額	**–**	1	(2)
投資業務之現金流入／(流出)淨額	**149**	(44)	(53)
融資之現金流量			
償還長期借款	**(2)**	(1)	(3)
購回本公司股份	**(1)**	–	(6)
已付予股東之股息	**(70)**	(63)	(102)
融資之現金流出淨額	**(73)**	(64)	(111)
現金及現金等價物增加／(減少)	**216**	(37)	105
期初結算之現金及現金等價物	**113**	8	8
期終結算之現金及現金等價物	**329**	(29)	113

未經審核綜合資產負債表

	附註	六月三十日 二零零二年 港幣百萬元	十二月三十一日 二零零一年 港幣百萬元
固定資產	8	**1,601**	1,636
在共控公司的投資	9	**932**	869
遞延項目			
職員借款		**5**	5
期票		**3**	4
應收利息		**40**	38
退休金資產		**125**	–
遞延稅項		**(104)**	(58)
		69	(11)
流動資產			
飛機零件存貨		**57**	70
未完工程		**63**	119
應收及預付賬項	10	**289**	188
職員借款		**2**	171
應收共控公司款項		**17**	18
逾三個月定期存款		**12**	12
短期存款及銀行結存		**329**	113
		769	691
流動負債			
應付及應計賬項	10	**260**	352
一年內期滿之長期借款	12	**3**	3
應付共控公司款項		**1**	5
		264	360
流動資產淨值		**505**	331
		3,107	2,825
資本來源：			
股本	11	**166**	166
儲備		**2,831**	2,547
股東資金		**2,997**	2,713
少數股東權益		**5**	5
長期借款	12	**105**	107
		3,107	2,825

未經審核綜合損益賬

截至二零零二年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零二年 港幣百萬元	截至六月三十日止六個月 二零零一年 港幣百萬元	截至十二月三十一日止年度 二零零一年 港幣百萬元
營業總額	2	**1,028**	1,023	1,994
營業開支：				
職員薪酬		**(502)**	(527)	(1,052)
直接材料費用／工作開支		**(149)**	(256)	(431)
折舊		**(50)**	(53)	(103)
營業租賃租金 — 土地及樓宇		**(28)**	(30)	(60)
核數師酬金		**–**	–	(1)
未完工程變動		**(56)**	52	33
其他營業開支		**(118)**	(98)	(222)
呆賬及存貨報廢準備變動		**52**	(27)	(54)
出售員工房屋溢利	3	**–**	7	7
出售業務予一家共控公司溢利		**–**	–	7
營業溢利	2	**177**	91	118
財務收入淨額	4	**3**	6	9
營業淨溢利		**180**	97	127
應佔共控公司業績	5	**99**	99	222
除稅前溢利		**279**	196	349
稅項	6	**(39)**	(21)	(37)
股東應佔溢利		**240**	175	312
股息 — 已付／擬派				
中期		**47**	38	38
末期		**–**	–	70
		47	38	108
		港元	港元	港元
每股盈利	7	**1.44**	1.05	1.87

	二零零二年 中期 港元	二零零一年 中期 港元	二零零一年 末期 港元	二零零一年 合共 港元
每股股息	**0.28**	0.23	0.42	0.65

香港航空發動機維修服務公司較高之溢利，反映其設施所處理之發動機數目增加百分之二十三。本期內處理之發動機為八十台，去年則為六十五台。預計工程量會持續穩健。國泰航空公司仍為其主要客戶，其餘約五成之業務則來自其他地區的航空公司及勞斯萊斯公司。

財務回顧

營業總額與去年相若。外勤及基地維修業務之增長，大部分因本期內未有備件及物料售出供客機改裝貨機工程使用而抵銷。

除去一項非經常性項目以及壞賬與存貨報廢準備回撥之營業溢利，由港幣一億一千一百萬元增加至港幣一億二千五百萬元，反映外勤維修業務有所增長，以及機庫之飛機工程生產率提高。

來自共控公司之除税前業績貢獻為港幣九千九百萬元，與去年同期相若。

二零零二年六月三十日結算之流動資金淨額為港幣三億四千一百萬元，而二零零一年十二月三十一日結算則為港幣一億二千五百萬元。除營業現金流入淨額外，本公司從Goodrich Asia-Pacific Limited獲得港幣一千一百萬元之股息，並因員工房屋貸款重新融資而獲得港幣一億六千九百萬元。

展望未來

二零零一年報告書指出自去年美國九月的事件後本集團之服務需求出現下降，此情況預期將持續至二零零二年。但結果本年上半年市場恢復至與去年相若之工程量水平。本公司之基地維修設施使用量高，預約數量顯示此情況會持續至本年下半年。廈門太古飛機工程公司之設施於本年下半年度亦已全部預約。本公司乃香港提供外勤維修服務之主要供應商，隨著進出香港之航班數目日益增加，預期本公司在此範疇之業務將會同步增長。

主席

唐寶麟

香港，二零零二年八月六日

業績

本集團於二零零二年上半年之股東應佔溢利為港幣二億四千萬元，與二零零一年同期所得之溢利港幣一億七千五百萬元相比上升百分之三十七。由於將過去數個財政期為應收客戶款項或未能悉數收賬及為存貨報廢作出之準備回撥，本期所得溢利包括一項港幣五千二百萬元之溢利。二零零一年上半年之相應數字為一項港幣二千七百萬元之開支。此外，去年同期業績包括一項有關出售住宅物業之非經常性溢利港幣七百萬元。扣除此等特殊項目後之股東應佔溢利由港幣一億九千五百萬元減少至港幣一億八千八百萬元，下降百分之四。

本期內來自廈門太古飛機工程有限公司(廈門太古飛機工程公司)之除税後盈利貢獻為港幣二千九百萬元(二零零一年為港幣四千九百萬元)，香港航空發動機維修服務有限公司(香港航空發動機維修服務公司)之除税後盈利貢獻則為港幣四千七百萬元(二零零一年為港幣三千四百萬元)。

董事局業於本日宣佈派發中期股息每股港幣二十八仙(二零零一年為港幣二十三仙)，並定於二零零二年九月二十三日派發予於二零零二年九月十三日辦公時間結束時已名列股東名冊內之股東。每股股息與去年相比增加百分之二十二，股息總額為港幣四千七百萬元。股票過戶手續將於二零零二年九月九日至二零零二年九月十三日(包括首尾兩天)暫停辦理。

業務回顧

本公司直接或透過在廈門之共控公司廈門太古飛機工程公司獲得全面維修合約，為以香港為基地的國泰航空公司、港龍航空公司及華民航空公司營運之波音及空中巴士機隊提供服務。此等合約包括提供外勤維修與機庫維修，以及若干部件之大修服務。此外，本公司透過與勞斯萊斯公司在香港合資成立之香港航空發動機維修服務公司，提供航空發動機維修服務。

繼二零零一年最後一季市場出現逆轉後，本期內之外勤維修工程量有所改善。去年一月至六月期間，平均每日處理飛機數目為一百八十六架，而本年之平均數目增加至一百九十一架，增幅為百分之三。在香港國際機場提供技術性及非技術性外勤維修服務，其價格仍極易受市場波動影響。

儘管主要客戶採用機齡較淺及更現代化之飛機，且本期內改裝客機為貨機之業務機會減少，令平均工程量下降，但其港機工程及廈門太古飛機工程公司運作之飛機機架維修及改裝工程設施，在本期內仍保持高使用量。

本公司與國泰航空公司議定了一份合約。根據該合約，本公司將購入一批供空中巴士A340-600型飛機使用之可修護備件，本公司將持有該批備件並租予國泰航空公司三架預期於二零零二年十一月至二零零三年四月間加入機隊之飛機使用。此等備件之成本估計為港幣一億二千萬元，其中大部份成本將於本年下半年入賬。

廈門太古飛機工程公司在本期內較低之業績反映其收益下降，這是由於機庫之飛機工程量減少所致。廈門、上海及北京主要為港龍航空進行之外勤維修工程繼續運作順利。雖然溢利下降，廈門太古飛機工程公司之現金流量仍然充裕，其董事局業已宣佈於八月派發中期股息予股東，本公司之應佔股息將為二百萬美元。廈門太古飛機工程公司第三個機庫之興建工程正按照預定計劃和預算進行，預期於二零零三年初投入運作。

摘要

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零二年	二零零一年	二零零一年
(港幣百萬元)			
營業總額	**1,028**	1,023	1,994
主要共控公司應佔除稅後業績：			
一香港航空發動機維修服務有限公司	**47**	34	108
一廈門太古飛機工程有限公司	**29**	49	76
股東應佔溢利	**240**	175	312
股息	**47**	38	108
股東資金	**2,997**	2,621	2,713
(股份數目以千股計)			
平均已發行股份數目	**166,335**	166,983	166,945
(港元)			
每股盈利	**1.44**	1.05	1.87
每股股息	**0.28**	0.23	0.65
每股股東資金	**18.02**	15.69	16.30

目錄

網址：http://www.haeco.com

設計：Format Limited www.format.com.hk

本中期報告採用再造紙印刷

香港飛機工程有限公司

港機工程

二零零二年中期報告

太古集團

HAECO



Hong Kong Aircraft Engineering Company Limited Interim Report 2001

HIGHLIGHTS

		Six months ended 30th June		Year ended 31st December
		2001	2000	2000
Turnover	*HK$ million*	**1,001.1**	913.0	1,821.1
Profit attributable to shareholders	*HK$ million*	**175.3**	267.3	400.4
Dividends	*HK$ million*	**38.4**	42.3	105.7
Shareholders' funds	*HK$ million*	**2,620.6**	2,671.9	2,508.7
Earnings per share	*HK$*	**1.05**	1.45	2.21
Dividends per share	*HK$*	**0.23**	0.23	0.61
Shareholders' funds per share	*HK$*	**15.69**	14.54	15.02

Contents

Website: http://www.haeco.com

This interim report is printed on recycled paper

CHAIRMAN'S STATEMENT

Results

The Group's profit attributable to shareholders for the first half of 2001 was HK$175 million, compared with a profit of HK$267 million for the same period in 2000. The current period's result included a non-recurring profit of HK$7 million relating to the sale of residential property. The corresponding result in 2000 included HK$108 million relating to the disposal of certain shareholding interests and to the sale of residential property units surplus to requirements. Consequently recurring profits were up HK$9 million, a 6% improvement.

While revenues have increased with higher activity at the airport in the first half of 2001, the mix of maintenance work undertaken has also resulted in improved margins. In addition, there was an increased contribution from the jointly controlled companies, with strong performances from both Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) and Hong Kong Aero Engine Services Limited (HAESL).

Your directors have declared an interim dividend of HK$0.23 per share, in line with that declared last year.

Operations

The Company, either directly or through its jointly-controlled company in Xiamen, TAECO, has comprehensive maintenance contracts covering the fleets of Boeing and Airbus aircraft operated by the Hong Kong based airlines, Cathay Pacific Airways, Dragonair and Air Hong Kong. These contracts cover the provision of line maintenance and hangar-based maintenance as well as the overhaul of certain components.

Competition at Hong Kong International Airport remains strong, however the Company retains its competitive advantage for the provision of line maintenance services, and the airframe maintenance and modification facilities continue to be heavily utilised. In addition to work carried out for the Hong Kong airlines, maintenance, modification and conversion packages of varying size were completed on aircraft for other carriers including Air China, United Parcel Services, Evergreen International Airlines, American Trans Air, Atlas Air and Air Macau.

TAECO has had a good half-year with both aircraft hangars in Xiamen enjoying high utilisation. Construction work on TAECO's third hangar has commenced and this new facility, which will cost approximately US$50 million, is expected to be operational by the end of next year. Line maintenance operations in Xiamen, Shanghai and Beijing, primarily for Dragonair, are running smoothly. In May, the Company increased its interest in TAECO by acquiring 4.09% from SIA Engineering Company Limited. In June, China Eastern Airlines acquired a 30% interest in GE Engine Services (Xiamen) Company Limited from the General Electric Company; TAECO retains an effective 20% interest. This facility was officially opened on 28th June 2001.

HAESL reported higher profits in the first half of 2001 as increased work volumes at the end of 2000 continued into the current year. The projected workload continues to be healthy. While Cathay Pacific is still the principal customer, about 50% of the business is derived from other regional carriers.

Prospects

The Company has seen improved profitability as customers' fleets have grown. However, margins remain under competitive pressure and this is not expected to change during the remainder of the year. Both TAECO and HAESL continue to perform well, although the rate of growth seen in the first half of the year is not expected to continue into the second half.

David Turnbull
Chairman
Hong Kong, 7th August 2001

Consolidated profit and loss account – unaudited

for the six months ended 30th June 2001

	Note	Six months ended 30th June 2001 HK$M	Six months ended 30th June 2000 HK$M	Year ended 31st December 2000 HK$M
Turnover	2	**1,001.1**	913.0	1,821.1
Operating expenses:				
Staff remuneration		**(527.0)**	(504.1)	(992.4)
Cost of direct material/job expenses		**(256.2)**	(166.1)	(363.1)
Depreciation		**(52.8)**	(52.5)	(105.6)
Operating lease rentals – land & buildings		**(29.4)**	(33.5)	(63.8)
Auditors' remuneration		**(0.4)**	(0.4)	(0.7)
Changes in work in progress		**51.7**	29.6	52.5
Other operating expenses		**(102.5)**	(120.1)	(230.9)
Profit on sale of staff housing	3	**6.7**	61.7	75.2
Profit on sale of shares in jointly controlled companies	4	**–**	46.3	46.3
Operating profit	2	**91.2**	173.9	238.6
Net finance income	5	**5.9**	11.7	23.2
Net operating profit		**97.1**	185.6	261.8
Share of results of jointly controlled companies		**99.1**	78.5	163.0
Profit before taxation		**196.2**	264.1	424.8
Taxation (charge)/credit	6	**(20.8)**	3.3	(24.1)
Profit after taxation		**175.4**	267.4	400.7
Minority interest		**(0.1)**	(0.1)	(0.3)
Profit attributable to shareholders	11	**175.3**	267.3	400.4
Dividends – paid/proposed				
Interim		**38.4**	42.3	42.3
Final		**–**	–	63.4
		38.4	42.3	105.7
Earnings per share	7	**HK$1.05**	HK$1.45	HK$2.21

	2001 Interim	2000 Interim	2000 Final	2000 Total
Dividends per share	**HK$0.23**	HK$0.23	HK$0.38	HK$0.61

Consolidated balance sheet – unaudited

	Note	30th June 2001 HK$M	31st December 2000 HK$M
Fixed assets	8	**1,672.6**	1,708.0
Investment in jointly controlled companies	9	**753.0**	621.0
Deferred items			
Staff loans		**180.7**	193.0
Promissory note		**1.5**	3.3
Interest receivable		**34.0**	28.8
Deferred taxation		**(57.5)**	(46.3)
		158.7	178.8
Current assets			
Stocks of aircraft parts		**77.6**	77.3
Work in progress		**137.7**	86.0
Debtors and prepayments	10	**235.8**	236.5
Amounts due from jointly controlled companies		**15.1**	11.3
Deposits maturing after three months		**9.4**	10.9
Short term deposits and bank balances		**39.1**	7.6
		514.7	429.6
Current liabilities			
Creditors and accruals	10	**291.1**	310.2
Term loan due within one year	12	**3.2**	3.0
Amount due to jointly controlled company		**1.6**	–
Short term bank loan		**68.6**	–
		364.5	313.2
Net current assets		**150.2**	116.4
		2,734.5	2,624.2
Financed by:			
Share capital		**167.0**	167.0
Reserves	11	**2,415.2**	2,278.3
Proposed dividend	11	**38.4**	63.4
Shareholders' funds		**2,620.6**	2,508.7
Minority interest		**5.2**	5.1
Long term loan	12	**108.7**	110.4
		2,734.5	2,624.2

Consolidated cash flow statement – unaudited

for the six months ended 30th June 2001

	Note	Six months ended 30th June		Year ended 31st December
		2001 HK$M	2000 HK$M	2000 HK$M
Net cash inflow from operating activities		**69.4**	54.7	189.4
Returns on investments and servicing of finance				
Interest received		**6.9**	10.9	22.5
Interest paid		**(5.7)**	(4.9)	(10.6)
Dividends received from jointly controlled companies		**-**	10.2	17.6
Dividend paid to:				
Shareholders		**(63.4)**	(55.5)	(97.7)
Minority interest		**-**	(0.8)	(0.8)
Net cash outflow from returns on investments and servicing of finance		**(62.2)**	(40.1)	(69.0)
Investing activities				
Purchase of fixed assets		**(23.7)**	(36.3)	(61.8)
Sale of fixed assets		**8.8**	61.7	75.2
Investment in jointly controlled companies		**(28.9)**	(44.6)	(46.8)
Sale of shares in jointly controlled companies		**-**	100.4	100.4
Loans advanced to jointly controlled companies		**(12.8)**	(4.0)	(6.4)
Net decrease in staff loans		**12.3**	2.2	8.9
Net decrease/(increase) in short-term deposits maturing after three months		**1.5**	(52.1)	2.8
Net cash (outflow)/inflow from investing activities		**(42.8)**	27.3	72.3
Net cash (outflow)/inflow before financing		**(35.6)**	41.9	192.7
Financing				
Repayment of term loan		**(1.5)**	(1.4)	(2.8)
Purchase of Company's shares		**-**	(17.6)	(271.6)
Net cash outflow from financing		**(1.5)**	(19.0)	(274.4)
(Decrease)/increase in cash and cash equivalents	*13(a)*	**(37.1)**	22.9	(81.7)
Effect on net liquid funds				
(Decrease)/increase in cash and cash equivalents		**(37.1)**	22.9	(81.7)
Net (decrease)/increase in short-term deposits maturing after three months		**(1.5)**	52.1	(2.8)
(Decrease)/increase in net liquid funds	*13(b)*	**(38.6)**	75.0	(84.5)

Statement of recognised gains and losses – unaudited

for the six months ended 30th June 2001

	Six months ended 30th June		Year ended 31st December
	2001 HK$M	2000 HK$M	2000 HK$M
Profit attributable to shareholders	**175.3**	267.3	400.4
Total recognised gains and losses	**175.3**	267.3	400.4
Elimination against reserves of goodwill arising on acquisition of a jointly controlled company	-	(25.9)	(25.9)
	175.3	241.4	374.5

Notes to the Accounts

1. Basis of preparation

These interim financial statements have been prepared in accordance with the principal accounting policies set out in the Company's 2000 Annual Report, except for changes in accounting policies as described below. These interim financial statements comply with Statement of Standard Accounting Practice (SSAP) No. 25 issued by the Hong Kong Society of Accountants and the disclosure requirements set out in Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

Several new accounting standards issued by the Hong Kong Society of Accountants are effective for this financial period. The changes to the Group's accounting policies arise from the adoption of SSAP9 (Revised) and SSAP30.

The adoption of SSAP9 (Revised) "Events after the balance sheet date" results in a change in accounting policy whereby dividends proposed after the balance sheet date are no longer recognised as a liability at the balance sheet date. This change has been applied retrospectively and comparatives have been restated. The opening revenue reserve as at 1st January 2000 and 1st January 2001 has increased by HK$55.5 million and HK$63.4 million respectively as a result of the reversal of the previous year's proposed dividend. Proposed dividends are now separately disclosed on the face of the balance sheet within shareholders' funds.

Under SSAP30 "Business combinations", goodwill arising from business combinations after 1st January 2001 is capitalised and amortised over its useful life. The Group has taken advantage of the transitional provisions in SSAP30 and goodwill which has been previously written off to reserves has not been retroactively restated under the new accounting policy.

2. Segmental information

The Group is primarily engaged in the business of overhaul and maintenance of commercial aircraft in Hong Kong. Accordingly, no further segmental information of the Group's result has been provided.

3. Profit on sale of staff housing

In the period ended 30th June 2001, the Company disposed of the last residential unit at Twin Bay Villas, Clearwater Bay Road, Sai Kung, New Territories (period ended 30th June 2000: 9 units). This property was originally acquired in 1970 for the accommodation of expatriate staff.

4. Profit on sale of shares in jointly controlled companies

The profit on sale of shares in jointly controlled companies in 2000 represents profits of HK$25.2 million and HK$21.1 million respectively from the sales of a 5% shareholding in Hong Kong Aero Engine Services Limited (HAESL) to SIA Engineering Company Limited and of the Company's entire shareholding in Bridgestone Aircraft Tire Company (Asia) Limited to Bridgestone Corporation.

5. Net finance income

	Six months ended 30th June 2001 HK$M	Six months ended 30th June 2000 HK$M	Year ended 31st December 2000 HK$M
Finance income	**11.6**	16.6	33.8
Interest on bank loans and overdrafts	**(1.0)**	–	(1.0)
Interest on long term loan not wholly repayable within five years	**(4.7)**	(4.9)	(9.6)
	5.9	11.7	23.2

6. Taxation (charge)/credit

	Six months ended 30th June 2001 HK$M	Six months ended 30th June 2000 HK$M	Year ended 31st December 2000 HK$M
The taxation (charge)/credit comprises:			
The Company and its subsidiary company:			
Deferred taxation	**(11.2)**	12.1	5.3
Jointly controlled companies	**(9.6)**	(8.8)	(29.4)
	(20.8)	3.3	(24.1)

No provision for Hong Kong profits tax has been made for the period as the Group's assessable profit is wholly absorbed by the tax losses brought forward. Overseas taxation is calculated at tax rates prevailing in the respective jurisdictions.

7. Earnings per share

Earnings per share are calculated by reference to the profit attributable to shareholders for the period ended 30th June 2001 of HK$175.3 million (period ended 30th June 2000: HK$267.3 million) and on the weighted average number of 166,983,450 (period ended 30th June 2000: 184,920,258) ordinary shares in issue during the period.

8. Fixed assets

	Property, plant and equipment Six months ended 30th June 2001 HK$M
Opening net book value	**1,708.0**
Additions and transfers	**19.2**
Disposals	**(1.8)**
Depreciation	**(52.8)**
Closing net book value	**1,672.6**

9. Jointly controlled companies

In May 2001, the Company completed the purchase of a further 4.09% equity interest in Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO), thereby increasing the Company's stake to 49.55%. Negative goodwill arising of HK$0.9 million has been taken to income in the period.

For the period ended 30th June 2001, the financial results of material jointly controlled companies are as follows:

	HAESL Six months ended 30th June		TAECO Six months ended 30th June	
	2001 HK$M	2000 HK$M	**2001 HK$M**	2000 HK$M
Turnover	**1,419.9**	1,098.9	**297.4**	296.1
Operating profit	**117.5**	91.4	**103.3**	107.4
Net finance (charges)/income	**(26.3)**	(29.7)	**1.0**	(6.7)
Share of results of associates	**-**	-	**(0.3)**	-
Profit before taxation	**91.2**	61.7	**104.0**	100.7
Taxation	**(15.0)**	(9.5)	**(3.9)**	(7.5)
Profit attributable to shareholders	**76.2**	52.2	**100.1**	93.2

10. Debtors and creditors - Financial/credit risks and ageing analysis

The Group's income and expenditure streams are mainly denominated in Hong Kong and United States Dollars. Forward foreign exchange contracts are used as required to manage risk associated with movements in exchange rates.

Payment terms with customers are largely on credit. Credit evaluations of debtors are performed periodically to minimise any credit risk associated with receivables. In addition, cash payments from customers are sometimes required as a precondition for aircraft redelivery.

As at 30th June 2001, 76% of debtors (82% as at 31st December 2000) and 97% of creditors (99% as at 31st December 2000) were aged under six months.

11. Reserves

	Revenue reserve	Proposed dividend	Capital redemption reserve	Total
	Six months ended 30th June 2001			
	HK$M	**HK$M**	**HK$M**	**HK$M**
Opening balance as previously reported	**2,260.1**	**-**	**18.2**	**2,278.3**
Change in accounting policy to proposed dividend	**63.4**	**-**	**-**	**63.4**
Proposed dividend separately disclosed on face of balance sheet	**(63.4)**	**63.4**	**-**	**-**
Opening balance as restated	**2,260.1**	**63.4**	**18.2**	**2,341.7**
Profit attributable to shareholders	**175.3**	**-**	**-**	**175.3**
2000 final dividend paid	**-**	**(63.4)**	**-**	**(63.4)**
2001 interim dividend	**(38.4)**	**38.4**	**-**	**-**
Closing balance	**2,397.0**	**38.4**	**18.2**	**2,453.6**

12. Long-term loan

	30th June 2001 HK$M	31st December 2000 HK$M
Repayable within one year	**3.2**	3.0
Repayable between one and two years	**3.4**	3.3
Repayable between two and five years	**12.2**	11.7
Repayable after five years	**93.1**	95.4
	111.9	113.4
Amount due within one year included under current liabilities	**(3.2)**	(3.0)
	108.7	110.4

	Six months ended 30th June 2001 HK$M
Opening balance	**113.4**
Repayments during the period	**(1.5)**
Closing balance	**111.9**

The loan is provided by Troon Limited, a subsidiary of Cathay Pacific Airways Limited, to the Company for the construction of storage areas for aircraft parts. The terms of the loan are as disclosed in the 2000 Annual Report of the Company. During the period, the interest incurred was HK$4.7 million (2000: HK$4.9 million).

13. Notes to consolidated cash flow statement

	Six months ended 30th June 2001 HK$M	Six months ended 30th June 2000 HK$M	Year ended 31st December 2000 HK$M
(a) Analysis of changes in cash and cash equivalents			
Opening balance	**7.6**	89.3	89.3
(Decrease)/increase in cash and cash equivalents	**(37.1)**	22.9	(81.7)
Closing balance	**(29.5)**	112.2	7.6
(b) Analysis of changes in net liquid funds			
Opening balance	**18.5**	103.0	103.0
(Decrease)/increase in net liquid funds	**(38.6)**	75.0	(84.5)
Closing balance	**(20.1)**	178.0	18.5

14. Related party transactions

In addition to those disclosed elsewhere in the interim report, material transactions between the Group and related parties which were conducted on normal commercial terms in the ordinary and usual course of business are listed below:

	Jointly Controlled Companies Six months ended 30th June		Other Related Parties Six months ended 30th June		Total Six months ended 30th June	
	2001 HK$M	2000 HK$M	**2001 HK$M**	2000 HK$M	**2001 HK$M**	2000 HK$M
Revenue from provision of services	**95.7**	69.6	**445.6**	400.0	**541.3**	469.6

(a) Revenue from the provision of services to jointly controlled companies comprised mainly services to HAESL and TAECO. Services provided to HAESL included engine component repairs charged at normal commercial rates and the provision of certain administrative services charged at cost based on the agreement with Rolls-Royce concerning the formation of HAESL. Services provided to TAECO related principally to charges at commercial rates covering the stationing of a working team of approximately 150 people in TAECO and management services.

(b) Revenue from the provision of services to other related parties comprised maintenance charges for the Cathay Pacific Airways, Dragonair and Air Hong Kong fleets as well as logistic support and storage charges for Cathay Pacific Airways.

INFORMATION PROVIDED IN ACCORDANCE WITH THE LISTING RULES

Results for the six months ended 30th June 2001 – unaudited

The results have been reviewed by the Audit Committee of the Company established in compliance with the additional requirement of the Stock Exchange to its Code of Best Practice.

Interim dividend

An interim dividend of HK$0.23 (2000: HK$0.23) per share has today been declared and will be paid on 24th September 2001 to shareholders registered at the close of business on 14th September 2001. The share register will be closed from 10th September 2001 to 14th September 2001, both dates inclusive.

Share capital

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or any of its subsidiary companies.

Corporate governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited.

Directors' interests

At 30th June 2001, the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance (SDI) showed that the following Directors held beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited:

	Personal Interests	Other Interests	Total
The Hon Michael Kadoorie (alternate Director)	–	3,782,886*	3,782,886
Dinty Dickson Leach	90,000	–	90,000
John Paterson	8,000	–	8,000

* *By virtue of the SDI, The Hon Michael Kadoorie was deemed to be interested in 3,782,886 shares in the Company, which are held via discretionary trusts.*

During or prior to the period under review, no right has been granted to, or exercised by, any Director of the Company, or to or by the spouse or children under 18 years of age of any Director, to subscribe for shares, warrants or debentures of the Company.

Other than as stated above, the Directors of the Company held no interests, whether beneficial or non-beneficial, in the shares or warrants of the Company or its associated corporations (within the meaning of SDI).

Substantial shareholders

The register of substantial shareholders maintained under Section 16(1) of the SDI shows that at 30th June 2001 the Company had been notified of the following interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the Directors.

	Number of Shares	
John Swire & Sons Limited	98,848,703	
John Swire & Sons (H.K.) Limited	98,848,703)	Duplications of John Swire &
Swire Pacific Limited	98,848,703)	Sons Limited's holding
Cathay Pacific Airways Limited	45,649,686)	

CORPORATE INFORMATION

Registered office
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Auditors
PricewaterhouseCoopers

For further information about Hong Kong Aircraft Engineering Company Limited, please contact:

Manager
Group Public Affairs
Hong Kong Aircraft Engineering Company Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Tel: (852) 2840-8098
Fax: (852) 2526-9365

Website: http://www.haeco.com

公司資料

註冊辦事處

香港金鐘道八十八號
太古廣場二期三十五字樓

核數師

羅兵咸永道會計師事務所

查詢有關香港飛機工程有限公司之詳情，請聯絡：

香港飛機工程有限公司
公共事務經理
香港金鐘道八十八號
太古廣場二期三十五字樓

電話：(852) 2840-8098
傳真：(852) 2526-9365

網址：http://www.haeco.com

按上市規則所需提供資料

截至二零零一年六月三十日止六個月未經審核業績

本公司按照聯合交易所最佳應用守則之額外規定而成立之審核委員會已檢閱本業績。

中期股息

董事局業於本日宣佈派發中期股息每股港幣 0.23元(二零零零年為港幣 0.23元),並定於二零零一年九月二十四日派發予於二零零一年九月二十四日辦公時間結束時已名列股東名冊內之股東。股票過戶手續將於二零零一年九月十日至二零零一年九月十四日(包括首尾兩天)暫停辦理。

股本

在本期間內,本公司或其任何附屬公司並無購回、出售或贖回本公司之股份。

公司管治

本公司並無任何董事知悉任何資料足以合理地指出本公司在中期報告所包括之會計期間的任何時間內,概無或曾無遵守香港聯合交易所有限公司證券上市規則內之最佳應用守則。

董事權益

於二零零一年六月三十日,根據證券(披露權益)條例(披露權益條例)第二十九條須設立之名冊內所登記,以下董事在香港飛機工程有限公司之股份中持有實益:

	個人權益	其他權益	總計
米高嘉道理(代董事)	–	3,782,886*	3,782,886
李德信	90,000	–	90,000
鮑天頌	8,000	–	8,000

* *依據披露權益條例之規定,米高嘉道理透過全權信託被視為在本公司該批 3,782,886 股股份中有利益關係。*

在本期間內或之前,本公司之任何董事或彼等之配偶或年齡十八歲以下之子女,均無獲授權或行使權利,以認購本公司股份、認股權證或債券。

除上述外,本公司之董事並無實益或非實益擁有本公司或其相聯法團之股本或認股權證(定義見於披露權益條例)。

主要股東

根據披露權益條例第十六(一)條設立之主要股東名冊顯示,於二零零一年六月三十日,本公司已獲通知以下之權益,相等於本公司已發行股本百分之十或以上。此等權益不包括在上述各董事之披露權益內。

	股份數目	
英國太古集團有限公司	98,848,703	
香港太古集團有限公司	98,848,703)	與英國太古集團有限
太古股份有限公司	98,848,703)	公司之持股量重複
國泰航空有限公司	45,649,686)	

12. 長期借款

	六月三十日 二零零一年 港幣百萬元	十二月三十一日 二零零零年 港幣百萬元
於一年內償還	**3.2**	3.0
於一年至兩年內償還	**3.4**	3.3
於兩年至五年內償還	**12.2**	11.7
於五年後償還	**93.1**	95.4
	111.9	113.4
列入流動負債項下須於一年內償還款項	**(3.2)**	(3.0)
	108.7	110.4

	截至二零零一年六月三十日止六個月 港幣百萬元
期初結餘	**113.4**
於本期內償還	**(1.5)**
期末結餘	**111.9**

該項借款由國泰航空有限公司之附屬公司 Troon Limited 提供予本公司，以興建飛機部件儲存庫。該項借款之條款誠如本公司二零零零年報告書內所披露。在本期內帶來利息為港幣四百七十萬元(二零零零年為港幣四百九十萬元)。

13. 綜合現金流量表附註

	截至六月三十日止六個月 二零零一年 港幣百萬元	截至六月三十日止六個月 二零零零年 港幣百萬元	截至十二月三十一日止年度 二零零零年 港幣百萬元
(a) 現金及現金等價物變動分析			
期初結餘	**7.6**	89.3	89.3
現金及現金等價物(減少)/增加	**(37.1)**	22.9	(81.7)
期末結餘	**(29.5)**	112.2	7.6
(b) 流動資金淨額變動分析			
期初結餘	**18.5**	103.0	103.0
流動資金淨額(減少)/增加	**(38.6)**	75.0	(84.5)
期末結餘	**(20.1)**	178.0	18.5

14. 有關連人士交易

除在本中期報告內其他章節披露之該等交易外，本集團與有關連人士按照一般商業條件以及正常業務程序下進行之重大交易列載如下：

	共控公司 截至六月三十日止六個月 二零零一年 港幣百萬元	共控公司 截至六月三十日止六個月 二零零零年 港幣百萬元	其他有關連人士 截至六月三十日止六個月 二零零一年 港幣百萬元	其他有關連人士 截至六月三十日止六個月 二零零零年 港幣百萬元	總計 截至六月三十日止六個月 二零零一年 港幣百萬元	總計 截至六月三十日止六個月 二零零零年 港幣百萬元
提供服務所得之收入	**95.7**	69.6	**445.6**	400.0	**541.3**	469.6

(a) 向共控公司提供服務所得之收入主要包括為香港航空發動機維修服務及廈門太古飛機工程提供之服務。為香港航空發動機維修服務提供之服務包括按一般商業價格收費之發動機部件修理，及根據與勞斯萊斯就成立香港航空發動機維修服務所訂之協議按成本收費提供之若干行政服務。為廈門太古飛機工程提供之服務主要為在廈門太古飛機工程派駐一個約一百五十人的工作小組按商業價格收取之費用及管理服務費。

(b) 向其他有關連人士提供服務所得之收入包括向國泰航空、港龍航空及華民航空機隊收取之維修費及向國泰航空收取之後勤支援及儲存開支。

9. 共控公司

二零零一年五月，本公司完成進一步收購廈門太古飛機工程有限公司百分之四點零九股本權益，令本公司之股權增至百分之四十九點五五。負商譽港幣九十萬元已列入本期收入之內。

截至二零零一年六月三十日止期間，主要共控公司之財務業績如下：

	香港航空發動機維修服務 截至六月三十日止六個月		廈門太古飛機工程 截至六月三十日止六個月	
	二零零一年 港幣百萬元	二零零零年 港幣百萬元	二零零一年 港幣百萬元	二零零零年 港幣百萬元
營業總額	**1,419.9**	1,098.9	**297.4**	296.1
營業溢利	**117.5**	91.4	**103.3**	107.4
財務(支出)/收入淨額	**(26.3)**	(29.7)	**1.0**	(6.7)
應佔聯屬公司業績	**-**	-	**(0.3)**	-
除稅前溢利	**91.2**	61.7	**104.0**	100.7
稅項	**(15.0)**	(9.5)	**(3.9)**	(7.5)
股東應佔溢利	**76.2**	52.2	**100.1**	93.2

10. 應收及應付賬項 — 財務/信貸風險及賬齡分析

本集團之收入及支出源流主要以港元及美元為單位。有需要時採用遠期外匯合約以管理與匯率波動有關之風險。

顧客之付款方式大部分為信貸。對應收賬項定期進行信貸評估以減低任何與應收款項有關之信貸風險。此外，有時則需顧客支付現金作為顧客再接收飛機的先決條件。

二零零一年六月三十日結算，百分之七十六應收賬項(二零零零年十二月三十一日結算為百分之八十二)及百分之九十七應付賬項(二零零零年十二月三十一日結算為百分之九十九)之賬齡均低於六個月。

11. 儲備

	收益儲備	擬派股息	資本贖回儲備	總計
	截至二零零一年六月三十日止六個月			
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
期初結餘如之前報告	**2,260.1**	**-**	**18.2**	**2,278.3**
擬派股息之會計政策改變	**63.4**	**-**	**-**	**63.4**
於資產負債表另行披露之擬派股息	**(63.4)**	**63.4**	**-**	**-**
期初結餘如重列	**2,260.1**	**63.4**	**18.2**	**2,341.7**
股東應佔溢利	**175.3**	**-**	**-**	**175.3**
已派付之二零零零年末期股息	**-**	**(63.4)**	**-**	**(63.4)**
二零零一年中期股息	**(38.4)**	**38.4**	**-**	**-**
期末結餘	**2,397.0**	**38.4**	**18.2**	**2,453.6**

5. 財務收入淨額

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零一年 港幣百萬元	二零零零年 港幣百萬元	二零零零年 港幣百萬元
財務收入	**11.6**	16.6	33.8
銀行貸款及透支利息	**(1.0)**	–	(1.0)
毋須於五年內全部清還之長期借款利息	**(4.7)**	(4.9)	(9.6)
	5.9	11.7	23.2

6. 稅項(支出)/ 扣減

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零一年 港幣百萬元	二零零零年 港幣百萬元	二零零零年 港幣百萬元
稅項(支出)/扣減包括:			
本公司及其附屬公司:			
遞延稅項	**(11.2)**	12.1	5.3
共控公司	**(9.6)**	(8.8)	(29.4)
	(20.8)	3.3	(24.1)

本期並無為香港利得稅作出準備,因本集團之應課稅溢利已全部為前期稅項虧損所吸收。海外稅項乃按各司法管轄區所採用之稅率計算。

7. 每股盈利

每股盈利乃根據截至二零零一年六月三十日止期間之股東應佔溢利港幣一億七千五百三十萬元(二零零零年六月三十日止期間為港幣二億六千七百三十萬元)及於該期間內已發行之加權平均股份數目166,983,450股(二零零零年六月三十日止期間為184,920,258股)普通股計算。

8. 固定資產

	物業、廠房及設備
	截至二零零一年六月三十日止六個月
	港幣百萬元
期初賬面淨值	**1,708.0**
增置及轉撥	**19.2**
出售	**(1.8)**
折舊	**(52.8)**
結算賬面淨值	**1,672.6**

未經審核已確認收益虧損計算表

截至二零零一年六月三十日止六個月

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零一年 港幣百萬元	二零零零年 港幣百萬元	二零零零年 港幣百萬元
股東應佔溢利	**175.3**	267.3	400.4
已確認收益虧損總額	**175.3**	267.3	400.4
從儲備中對銷來自收購一間共控公司之商譽值	**–**	(25.9)	(25.9)
	175.3	241.4	374.5

賬目附註

1. 編製原則

除以下敘述之會計政策改變外，此等中期財務報表乃按照刊載於本公司二零零零年報告書內之主要會計政策編製。此等中期財務報表符合香港會計師公會頒佈之會計實務準則第二十五號及刊載於香港聯合交易所有限公司上市規則附件十六之披露要求。

數項由香港會計師公會新頒佈之會計準則於本財政期間生效。本集團之會計政策改變乃因採用會計實務準則第九號(修訂)及會計實務準則第三十號。

由於採用會計實務準則第九號(修訂)「資產負債表日後事項」，會計政策因而有所改變，於結算日後擬派之股息不再確認為結算日之負債。此項改變已追溯並應用，比較數字亦已重列。由於還原前期擬派股息記賬，二零零零年一月一日及二零零一年一月一日結算之期初收益儲備分別增加港幣五千五百五十萬元及港幣六千三百四十萬元。擬派股息現於資產負債表之股東資金內另行披露。

按照會計實務準則第三十號「業務合併」，二零零一年一月一日後因業務合併而帶來之商譽值均需資本化及根據其有效期攤銷。本集團採用會計實務準則第三十號之過渡性條款，之前對銷儲備之商譽值不會在新的會計政策下追溯並重列。

2. 分項資料

本集團主要在香港從事商用飛機大修及維修業務，因此並無提供進一步本集團之業績分項資料。

3. 出售員工房屋溢利

截至二零零一年六月三十日止期間，本公司出售其位於新界西貢清水灣道勝景別墅之最後一個住宅單位(截至二零零零年六月三十日止期間為九個單位)。此物業原於一九七零年購入以作為外籍員工居所。

4. 出售共控公司股份溢利

在二零零零年，出售共控公司股份溢利為港幣二千五百二十萬元及港幣二千一百一十萬元，分別來自出售於香港航空發動機維修服務有限公司百分之五權益予新航工程有限公司，及出售於 Bridgestone Aircraft Tire Company (Asia) Limited 之全部權益予 Bridgestone Corporation。

未經審核綜合現金流量表

截至二零零一年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零一年 港幣百萬元	截至六月三十日止六個月 二零零零年 港幣百萬元	截至十二月三十一日止年度 二零零零年 港幣百萬元
營業現金流入淨額		**69.4**	54.7	189.4
投資收益及財務支出				
已收利息		**6.9**	10.9	22.5
已付利息		**(5.7)**	(4.9)	(10.6)
已收共控公司之股息		**-**	10.2	17.6
已付股息予：				
股東		**(63.4)**	(55.5)	(97.7)
少數股東權益		**-**	(0.8)	(0.8)
投資收益及財務支出之現金流出淨額		**(62.2)**	(40.1)	(69.0)
投資業務				
購買固定資產		**(23.7)**	(36.3)	(61.8)
出售固定資產		**8.8**	61.7	75.2
在共控公司之投資		**(28.9)**	(44.6)	(46.8)
出售共控公司股份		**-**	100.4	100.4
予共控公司借款		**(12.8)**	(4.0)	(6.4)
職員借款減少淨額		**12.3**	2.2	8.9
逾三個月定期之短期存款減少/(增加)淨額		**1.5**	(52.1)	2.8
投資業務之現金(流出)/流入淨額		**(42.8)**	27.3	72.3
融資前之現金(流出)/流入淨額		**(35.6)**	41.9	192.7
融資				
償還長期借款		**(1.5)**	(1.4)	(2.8)
購回本公司股份		**-**	(17.6)	(271.6)
融資之現金流出淨額		**(1.5)**	(19.0)	(274.4)
現金及現金等價物(減少)/增加	*13(a)*	**(37.1)**	22.9	(81.7)
對流動資金淨額影響				
現金及現金等價物(減少)/增加		**(37.1)**	22.9	(81.7)
逾三個月定期之短期存款(減少)/增加淨額		**(1.5)**	52.1	(2.8)
流動資金淨額(減少)/增加	*13(b)*	**(38.6)**	75.0	(84.5)

未經審核綜合資產負債表

	附註	六月三十日 二零零一年 港幣百萬元	十二月三十一日 二零零零年 港幣百萬元
固定資產	8	**1,672.6**	1,708.0
在共控公司的投資	9	**753.0**	621.0
遞延項目			
職員借款		**180.7**	193.0
期票		**1.5**	3.3
應收利息		**34.0**	28.8
遞延稅項		**(57.5)**	(46.3)
		158.7	178.8
流動資產			
飛機零件存貨		**77.6**	77.3
未完工程		**137.7**	86.0
應收及預付賬項	10	**235.8**	236.5
應收共控公司款項		**15.1**	11.3
逾三個月定期存款		**9.4**	10.9
短期存款及銀行結存		**39.1**	7.6
		514.7	429.6
流動負債			
應付及應計賬項	10	**291.1**	310.2
一年內期滿之長期借款	12	**3.2**	3.0
應付共控公司款項		**1.6**	–
短期銀行借款		**68.6**	–
		364.5	313.2
流動資產淨值		**150.2**	116.4
		2,734.5	2,624.2
資本來源：			
股本		**167.0**	167.0
儲備	11	**2,415.2**	2,278.3
擬派股息	11	**38.4**	63.4
股東資金		**2,620.6**	2,508.7
少數股東權益		**5.2**	5.1
長期借款	12	**108.7**	110.4
		2,734.5	2,624.2

未經審核綜合損益賬

截至二零零一年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零一年 港幣百萬元	截至六月三十日止六個月 二零零零年 港幣百萬元	截至十二月三十一日止年度 二零零零年 港幣百萬元
營業總額	2	**1,001.1**	913.0	1,821.1
營業開支：				
職員薪酬		**(527.0)**	(504.1)	(992.4)
直接材料費用／工作開支		**(256.2)**	(166.1)	(363.1)
折舊		**(52.8)**	(52.5)	(105.6)
營業租賃租金 — 土地及樓宇		**(29.4)**	(33.5)	(63.8)
核數師酬金		**(0.4)**	(0.4)	(0.7)
未完工程變動		**51.7**	29.6	52.5
其他營業開支		**(102.5)**	(120.1)	(230.9)
出售員工房屋溢利	3	**6.7**	61.7	75.2
出售共控公司股份溢利	4	**-**	46.3	46.3
營業溢利	2	**91.2**	173.9	238.6
財務收入淨額	5	**5.9**	11.7	23.2
營業淨溢利		**97.1**	185.6	261.8
應佔共控公司業績		**99.1**	78.5	163.0
除税前溢利		**196.2**	264.1	424.8
税項(支出)／扣減	6	**(20.8)**	3.3	(24.1)
除税後溢利		**175.4**	267.4	400.7
少數股東權益		**(0.1)**	(0.1)	(0.3)
股東應佔溢利	11	**175.3**	267.3	400.4
股息 — 已付／擬派				
中期		**38.4**	42.3	42.3
末期		**-**	-	63.4
		38.4	42.3	105.7
每股盈利	7	港幣**1.05**元	港幣1.45元	港幣2.21元

	二零零一年 中期	二零零零年 中期	二零零零年 末期	二零零零年 合共
每股股息	港幣**0.23**元	港幣0.23元	港幣0.38元	港幣0.61元

主席報告書

業績

本集團於二零零一年上半年之股東應佔溢利為港幣一億七千五百萬元，而二零零零年同期則為港幣二億六千七百萬元。此期間之業績包括一項有關出售住宅物業之非經常性溢利港幣七百萬元；二零零零年同期之業績則包括有關出售若干權益及出售過剩的住宅物業單位之非經常性溢利共港幣一億零八百萬元。故此，經常性溢利增加港幣九百萬元，上升百分之六。

二零零一年上半年之收益因機場航班升降量上升而增加，維修工程之組合亦令邊際利潤有所改善。此外，來自共控公司之業績亦見增長，廈門太古飛機工程有限公司及香港航空發動機維修服務有限公司均有強勁的表現。

董事局已宣佈派發中期股息每股港幣0.23元，與去年宣佈之股息相同。

業務

本公司直接或透過其廈門共控公司廈門太古飛機工程獲得全面維修合約，為以香港為基地的國泰航空公司、港龍航空公司及華民航空公司營運之波音及空中巴士機隊提供服務。此等合約包括提供外勤維修與機庫維修，以及若干部件之大修服務。

香港國際機場之業務競爭持續激烈，然而本公司提供之外勤維修服務仍保持其優越地位，以及飛機機架維修和改裝工程設施仍保持高使用量。本公司除了為香港的航空公司進行工程外，並為其他航空公司之飛機完成不同規模之維修、改裝及轉換工程，此等航空公司包括中國國際航空公司、聯合包裹速遞服務公司、長青國際航空公司、American Trans Air、Atlas Air及澳門航空公司。

廈門太古飛機工程之業務上半年表現良好，位於廈門之兩個機庫均有高使用率。廈門太古飛機工程第三個機庫已展開興建工程，此項新設施耗資約五千萬美元，預計將於明年年底投入運作。在廈門、上海及北京主要為港龍航空公司進行之外勤維修業務運作順利。本公司於五月向新航工程有限公司收購廈門太古飛機工程百分之四點零九股權，從而增持該公司之權益。在六月，中國東方航空公司向通用電氣公司收購通用電氣發動機服務(廈門)有限公司百分之三十股權；廈門太古飛機工程仍保留百分之二十實際權益。此設施於二零零一年六月二十八日正式啟用。

香港航空發動機維修服務承接二零零零年年底工程量之增長，於二零零一年上半年錄得較高溢利。預計工程量會持續穩健。國泰航空公司仍為其主要客戶，其餘約五成之業務則來自其他地區的航空公司。

前景

隨著客戶擴充機隊，本公司之盈利率亦見增長。然而，邊際利潤仍承受競爭壓力，並預計本年下半年情況不會有所改變。廈門太古飛機工程及香港航空發動機維修服務繼續表現良好，但預計本年上半年所見之增長率不會持續至下半年。

主席

唐寶麟

香港，二零零一年八月七日

摘要

		截至六月三十日止六個月		截至十二月三十一日止年度
		二零零一年	二零零零年	二零零零年
營業總額	*港幣百萬元*	**1,001.1**	913.0	1,821.1
股東應佔溢利	*港幣百萬元*	**175.3**	267.3	400.4
股息	*港幣百萬元*	**38.4**	42.3	105.7
股東資金	*港幣百萬元*	**2,620.6**	2,671.9	2,508.7
每股盈利	*港幣元*	**1.05**	1.45	2.21
每股股息	*港幣元*	**0.23**	0.23	0.61
每股股東資金	*港幣元*	**15.69**	14.54	15.02

目錄

互聯網網址： **http://www.haeco.com**

港機工程



香港飛機工程有限公司二零零一年中期報告

太古集團

HAECO

03 MAR 20 AM 7:21

Hong Kong Aircraft Engineering Company Limited

Interim Report 2000



SKY CRUISER
N207AE

Swire Group

Highlights

		Six months ended 30th June		
		2000	1999	**Change %**
Turnover	*HK$ million*	913.0	991.8	-7.9%
Profit attributable to shareholders	*HK$ million*	267.3	63.2	322.9%
Dividends	*HK$ million*	42.3	25.9	63.3%
Shareholders' funds	*HK$ million*	2,629.6	2,507.3	4.9%
Earnings per share	*HK$*	1.45	0.34	326.5%
Dividends per share	*HK$*	0.23	0.14	64.3%
Shareholders' funds per share	*HK$*	14.31	13.55	5.6%

Contents

Website: http://www.haeco.com

This interim report is printed on recycled paper

Chairman's statement

Results

The Group's profit attributable to shareholders for the first half of 2000 was HK$267.3 million compared to HK$63.2 million for the same period in 1999. Excluding non-recurring profits totalling HK$108.0 million, relating to the disposal of certain shareholding interests and to the sale of nine residential property units, attributable profit increased by 152.1%.

In the first half of 2000 the Company improved its core profitability, largely as a result of the extensive programme of cost reductions implemented in late 1999. Revenues have decreased slightly, as competition throughout the Company's businesses remained intense. Contributions from joint ventures increased with strong performances in the first half of the year from Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) and Hong Kong Aero Engine Services Limited (HAESL). Net finance income for the first six months of the year was at a similar level to that for the first half of 1999.

Your directors have declared an interim dividend of HK$0.23 per share, an increase of 64.3% over that declared in 1999.

Operations

The Company, either directly or through its jointly-controlled company in Xiamen, TAECO, has comprehensive maintenance contracts covering the fleets of Boeing and Airbus aircraft operated by Cathay Pacific Airways, Dragonair and Air Hong Kong. These contracts cover the provision of line maintenance and hangar-based maintenance as well as the overhaul of certain components.

The Company remains in a strong competitive position in the provision of line maintenance services at Hong Kong International Airport, where traffic volumes have started to rise as airlines increase capacity. Airframe maintenance activity at the Company's hangar facility has been high. In addition to work carried out for Hong Kong based airlines, maintenance packages of varying size were completed on aircraft for Northwest Airlines, Evergreen International Airlines, Polar Air Cargo, Saudi Arabian Airlines and Air Macau.

TAECO has had a good half-year with both aircraft hangars in Xiamen enjoying high utilisation. Significant work packages were completed on aircraft for Cathay Pacific Airways, Air Hong Kong, Japan Airlines, Singapore Airlines, South African Airways, Kuwait Airways and Air New Zealand. TAECO has announced that construction will commence shortly on a third hangar to be operational in mid-2002, the cost of which is estimated to be approximately US$50 million.

HAESL reported higher profits in the first half of 2000 as work volumes continued to be strong. In March, SIA Engineering Company Pte. Limited became a 10% shareholder in HAESL as the Company and Rolls-Royce plc reduced their shareholdings to 45% each.

Prospects

Whilst competitive pressures throughout the Company's businesses are likely to remain high, the improvement in core profitability seen in the first half of the year should prove sustainable. The Company's line maintenance business is well-positioned to benefit from a pick-up in air traffic through Hong Kong International Airport. Both TAECO and HAESL are performing well, and the decision to build a third hangar in Xiamen is evidence of the Company's intention to continue to seek opportunities to further develop its network of maintenance, repair and overhaul joint ventures.

D M Turnbull

Chairman

Hong Kong, 8th August 2000

Consolidated profit and loss account – unaudited

for the six months ended 30th June 2000

	Note	Six months ended 30th June 2000 HK$M	Six months ended 30th June 1999 HK$M	Year ended 31st December 1999 HK$M
Turnover		913.0	991.8	1,959.2
Operating expenses:				
Staff remuneration		(504.1)	(614.5)	(1,187.1)
Cost of direct material/job expenses		(166.1)	(135.2)	(263.6)
Depreciation		(52.5)	(54.2)	(105.4)
Operating lease rentals – land & buildings		(33.5)	(47.5)	(89.4)
Auditors' remuneration		(0.4)	(0.3)	(0.6)
Changes in work in progress		29.6	12.2	(20.7)
Other operating expenses		(120.1)	(124.0)	(225.2)
Company restructuring costs		–	–	(92.1)
Profit on sale of staff residential housing units	2	61.7	–	–
Profit on sale of shares in jointly controlled companies	3	46.3	–	–
Operating profit/(loss)		173.9	28.3	(24.9)
Net finance income	4	11.7	14.1	25.1
Net operating profit		185.6	42.4	0.2
Share of results of jointly controlled companies		78.5	28.3	71.1
Profit before taxation		264.1	70.7	71.3
Taxation credit/(charge)	5	3.3	(7.4)	(11.6)
Profit after taxation		267.4	63.3	59.7
Minority interest		(0.1)	(0.1)	(0.3)
Profit attributable to shareholders		267.3	63.2	59.4
Dividends		(42.3)	(25.9)	(81.4)
Surplus/(Deficit) retained	11	225.0	37.3	(22.0)
Earnings per share	6	HK$1.45	HK$0.34	HK$0.32

	2000 Interim	1999 Interim	1999 Final	1999 Total
Dividends per share	HK$0.23	HK$0.14	HK$0.30	HK$0.44

Consolidated balance sheet – unaudited

at 30th June 2000

	Note	As at 30th June **2000** **HK$M**	As at 31st December 1999 HK$M
Fixed assets	*7*	1,753.5	1,772.5
Investment in jointly controlled companies	*8*	559.8	521.6
Deferred items			
Staff loans		199.7	201.9
Promissory note		5.1	11.1
Deferred taxation		(39.5)	(51.6)
		165.3	161.4
Current assets			
Stocks of aircraft parts		73.9	62.3
Work in progress		63.1	33.5
Debtors and prepayments	*9*	278.6	249.4
Amounts due from jointly controlled companies		11.6	5.7
Deposits maturing after 3 months		65.8	13.7
Short term deposits and bank balances		112.2	89.3
		605.2	453.9
Current liabilities			
Creditors and accruals	*9*	265.0	279.3
Term loan due within 1 year	*12*	2.9	2.8
Dividend payable/proposed final dividend		42.3	55.5
Amount due to jointly controlled companies		27.2	5.5
		337.4	343.1
Net current assets		267.8	110.8
		2,746.4	2,566.3
Financed by:			
Share capital	*10*	183.7	185.1
Reserves	*11*	2,445.9	2,263.0
Shareholders' funds		2,629.6	2,448.1
Minority interest		4.9	4.8
Long term loan	*12*	111.9	113.4
		2,746.4	2,566.3

Consolidated cash flow statement – unaudited

for the six months ended 30th June 2000

	Note	Six months ended 30th June 2000 HK$M	Six months ended 30th June 1999 HK$M	Year ended 31st December 1999 HK$M
Net cash inflow/(outflow) from operating activities		54.7	(33.3)	20.1
Returns on investments and servicing of finance				
Interest received		10.9	16.6	27.0
Interest paid		(4.9)	(4.9)	(9.9)
Dividends received from jointly controlled companies		10.2	–	1.8
Dividend paid to:				
Company shareholders		(55.5)	(70.3)	(96.2)
Minority shareholders in a subsidiary company		(0.8)	–	–
Net cash outflow from returns on investments and servicing of finance		(40.1)	(58.6)	(77.3)
Taxation				
Hong Kong profits tax		–	1.2	1.2
Investing activities				
Purchase of fixed assets		(36.3)	(159.6)	(224.9)
Investment in jointly controlled companies		(44.6)	(5.2)	(5.2)
Sale of interests in jointly controlled companies		100.4	–	–
Loans advanced from jointly controlled companies		–	–	1.2
Loans advanced to jointly controlled companies		(4.0)	(41.4)	(52.2)
Net decrease/(increase) in staff loans		2.2	(3.3)	7.5
Sale of fixed assets		61.7	–	1.3
Net increase in short-term deposits maturing after 3 months		(52.1)	(6.2)	(9.1)
Net cash inflow/(outflow) from investing activities		27.3	(215.7)	(281.4)
Net cash inflow/(outflow) before financing		41.9	(306.4)	(337.4)
Financing				
Repayment of term loan		(1.4)	(1.3)	(2.6)
Purchase of Company's shares		(17.6)	–	–
Net cash outflow from financing		(19.0)	(1.3)	(2.6)
Increase/(decrease) in cash and cash equivalents	*13(a)*	22.9	(307.7)	(340.0)
Effect on net liquid funds				
Increase/(decrease) in cash and cash equivalents		22.9	(307.7)	(340.0)
Net increase in short-term deposits maturing after 3 months		52.1	6.2	9.1
Increase/(decrease) in net liquid funds	*13(b)*	75.0	(301.5)	(330.9)

Statement of recognised gains and losses – unaudited

for the six months ended 30th June 2000

	Note	Six months ended 30th June 2000 HK$M	Six months ended 30th June 1999 HK$M	Year ended 31st December 1999 HK$M
Profit attributable to shareholders		267.3	63.2	59.4
Total recognised gains and losses		267.3	63.2	59.4
Elimination against reserves of goodwill arising on acquisition of jointly controlled company	11	(25.9)	–	–
		241.4	63.2	59.4

Notes to the accounts

1. Basis of preparation

These interim financial statements have been prepared in accordance with the principal accounting policies set out in the Company's 1999 Annual Report and comply with Statement of Standard Accounting Practice 25 issued by the Hong Kong Society of Accountants and the disclosure requirements set out in Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

2. Profit on sale of staff residential housing units

In the period ended 30th June 2000, the Company disposed of nine out of twelve residential housing units at Twin Bay Villas, Clearwater Bay Road, Sai Kung, New Territories. These properties were originally acquired in 1970 for the accommodation of expatriate staff. Three units remained unsold at the end of the period.

3. Profit on sale of shares in jointly controlled companies

Net profits of HK$25.2 million and HK$21.1 million respectively arose from the sales of a 5% shareholding in Hong Kong Aero Engine Services Limited (HAESL) to SIA Engineering Company Pte Limited and of the Company's entire shareholding in Bridgestone Aircraft Tire Company (Asia) Limited (BATASIA) to Bridgestone Corporation.

4. Net finance income

	Six months ended 30th June 2000 HK$M	Six months ended 30th June 1999 HK$M
Interest income	16.6	19.0
Interest on long term loan not wholly repayable within five years	(4.9)	(4.9)
	11.7	14.1

5. Taxation credit/(charge)

The taxation credit/(charge) comprises:	Six months ended 30th June 2000 HK$M	1999 HK$M
The Company and its subsidiary company		
Hong Kong profits tax refund	–	1.2
Deferred taxation	**12.1**	(4.6)
	12.1	(3.4)
Jointly controlled companies		
Hong Kong profits tax	**(1.1)**	(0.4)
Overseas tax	**(3.2)**	–
Deferred tax	**(4.5)**	(3.6)
	3.3	(7.4)

The tax credit is due to the partial release of a provision for deferred tax liability on prior year profits.

Hong Kong profits tax is calculated at 16.0% (1999: 16.0%) on the estimated profits for the period. Overseas taxation is calculated at tax rates prevailing in the respective jurisdictions.

6. Earnings per share

Earnings per share are calculated by reference to the profit attributable to shareholders for the period ended 30th June 2000 of HK$267.3 million (1999: HK$63.2 million) and to the weighted average number of 184,920,258 (1999: 185,089,750) ordinary shares in issue during the period.

7. Fixed assets

	Property, plant and equipment Six months ended 30th June 2000 HK$M
Opening net book value	1,772.5
Additions and transfers	28.9
Adjustments and disposals	4.6
Depreciation	(52.5)
Closing net book value	1,753.5

8. Jointly controlled companies

In March 2000 the Company disposed of a 5% shareholding in HAESL and its entire shareholding in BATASIA. The Company's shareholding in HAESL after sale of the above stake is 45%. On 19th June 2000 the Company completed the purchase of a further 3.64% interest in Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO), thereby increasing the Company's stake to 45.46%.

For the period ended 30th June 2000, the financial results of material jointly controlled companies are as follows:

	HAESL Six months ended 30th June		TAECO Six months ended 30th June	
	2000 HK$M	1999 HK$M	**2000 HK$M**	1999 HK$M
Turnover	1,098.9	529.8	296.1	188.0
Operating profit	91.4	51.8	107.4	31.3
Net finance charges	(29.7)	(24.0)	(6.7)	(3.1)
Share of results of associates	–	–	–	(1.0)
Profit before taxation	61.7	27.8	100.7	27.2
Taxation	(9.5)	(6.7)	(7.5)	–
Profit attributable to shareholders	52.2	21.1	93.2	27.2

9. Debtors and creditors – Financial/credit risks and ageing analysis

The Group's income and expenditure streams are mainly denominated in Hong Kong and United States Dollars. Forward foreign exchange contracts are used as required to manage risk associated with movements in exchange rates.

Payment terms with customers are largely on credit. Credit evaluations of debtors are performed periodically to minimise any credit risk associated with receivables. In addition, cash payments from customers are sometimes required as a precondition for aircraft redelivery.

As at 30th June 2000, 96% of debtors (99% as at 31st December 1999) and 100% of creditors (84% as at 31st December 1999) were aged under six months.

10. Share capital

	Six months ended 30th June 2000	
	No. of shares	HK$M
Issued and fully paid (HK$1.00 each)		
Opening balance	185,089,750	185.1
Shares purchased and cancelled	(1,378,400)	(1.4)
Closing balance	183, 711,350	183.7

During the period ended 30th June 2000 the Company purchased on the Hong Kong Stock Exchange a total of 1,378,400 shares at an aggregate consideration of HK$17.6 million. All the shares purchased were subsequently cancelled. An amount equal to the nominal value of the shares cancelled was transferred from revenue reserve to the capital redemption reserve as disclosed in note 11.

11. Reserves

	Revenue reserve	Capital redemption reserve	Total
	Six months ended 30th June 2000		
	HK$M	HK$M	HK$M
Opening balance	2,262.9	0.1	2,263.0
Surplus retained for the period	225.0	–	225.0
Goodwill on acquisition of jointly controlled company	(25.9)	–	(25.9)
Purchase of Company's shares			
– premium paid on purchase	(16.2)	–	(16.2)
– transfer between reserve	(1.4)	1.4	–
Closing balance	2,444.4	1.5	2,445.9

12. Long-term loan

	As at 30th June	As at 31st December
	2000 **HK$M**	1999 HK$M
Amount due within 1 year included under current liabilities	**2.9**	2.8
Repayable after 1 year but within 5 years	**14.4**	13.8
Repayable after 5 years	**97.5**	99.6
	114.8	116.2

	Six months ended 30th June 2000 HK$M
Opening balance	116.2
Repayments during the period	(1.4)
Closing balance	114.8

The loan is provided by Troon Limited, a subsidiary of Cathay Pacific Airways Limited, to the Company for the construction of storage areas for aircraft parts. The terms of the loan are as disclosed in the 1999 annual report of the Company. During the period, the interest incurred was HK$4.9 million (1999: HK$4.9 million).

13. Notes to consolidated cash flow statement

	Six months ended 30th June 2000 HK$M	Six months ended 30th June 1999 HK$M	Year ended 31st December 1999 HK$M
(a) Analysis of changes in cash and cash equivalents			
Opening balance	89.3	429.3	429.3
Increase/(decrease) in cash and cash equivalents	22.9	(307.7)	(340.0)
Closing balance	112.2	121.6	89.3
(b) Analysis of changes in net liquid funds			
Opening balance	103.0	433.9	433.9
Increase/(decrease) in net liquid funds	75.0	(301.5)	(330.9)
Closing balance	178.0	132.4	103.0

14. Contingent liabilities

The Company has given guarantees in respect of loan facilities granted to jointly controlled companies to the extent of HK$90.0 million as at 30th June 2000 (HK$107.0 million as at 31st December 1999) of which HK$90.0 million (1999: HK$100.0 million) was utilised as at end of period/year.

15. Related party transactions

In addition to those disclosed elsewhere in the interim report, material transactions between the Group and related parties which were conducted on normal commercial terms in the ordinary and usual course of business are listed below:

	Jointly Controlled Companies Six months ended 30th June		Other Related Parties Six months ended 30th June		Total Six months ended 30th June	
	2000 HK$M	1999 HK$M	2000 HK$M	1999 HK$M	2000 HK$M	1999 HK$M
Revenue from provision of services	69.6	63.9	400.0	449.7	469.6	513.6

(a) Revenue from the provision of services to jointly controlled companies comprised mainly services to HAESL and TAECO. Services provided to HAESL included engine component repairs charged at normal commercial rates and the provision of certain administrative services charged at cost based on the agreement with Rolls-Royce concerning the formation of HAESL. Services provided to TAECO related principally to charges at commercial rates covering the stationing of a working team of approximately 152 people in TAECO and management services.

(b) Revenue from the provision of services to other related parties comprised maintenance charges for the Cathay Pacific Airways fleet, the Dragonair and Air Hong Kong fleets as well as logistic support and storage charges for Cathay Pacific Airways.

Information provided in accordance with the Listing Rules

Interim dividend

An interim dividend of HK$0.23 (1999 HK$0.14) per share has today been declared and will be paid on 25th September 2000 to shareholders registered at the close of business on 15th September 2000. The share register will be closed from 11th September 2000 to 15th September 2000, both dates inclusive.

Share capital

During the period under review, the Company made the following purchases of its shares on the Hong Kong Stock Exchange:

Month	Number of Shares Purchased	Highest Price Paid (HK$)	Lowest Price Paid (HK$)
May 2000	218,800	12.80	11.90
June 2000	1,159,600	14.80	10.70

Other than as stated above, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary company.

Corporate governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited.

Directors' interests

At 30th June 2000, the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance (SDI) showed that the following Directors held beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited:–

	Personal Interests	Other Interests	Total
The Hon Michael Kadoorie (alternate Director)	–	3,782,886*	3,782,886
J. S. Dickson Leach	50,000	–	50,000
P. A. Kilgour	10,000	–	10,000
J. P. Paterson	8,000	–	8,000

** By virtue of the SDI, The Hon Michael Kadoorie was deemed to be interested in 3,782,886 shares in the Company, which are held via discretionary trusts.*

During or prior to the period under review, no right has been granted to, or exercised by, any Director of the Company, or to or by the spouse or children under 18 years of age of any Director, to subscribe for shares, warrants or debentures of the Company.

Other than as stated above, the Directors of the Company held no interests, whether beneficial or non-beneficial, in the shares or warrants of the Company or its associated corporations (within the meaning of SDI).

Substantial shareholders

The register of substantial shareholders maintained under Section 16(1) of the SDI shows that at 30th June 2000 the Company had been notified of the following interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the Directors.

	Number of Shares	
John Swire & Sons Limited	96,231,503	
John Swire & Sons (H.K.) Limited	96,231,503)	Duplications of John Swire &
Swire Pacific Limited	96,231,503)	Sons Limited's holding
Cathay Pacific Airways Limited	45,649,686)	

按上市規則所需提供資料

中期股息

董事局業於本日宣佈派發中期股息每股港幣0.23元（一九九九年為港幣0.14元），並定於二零零零年九月二十五日派發予於二零零零年九月十五日辦公時間結束時已名列股東名冊內之股東。股東過戶手續將於二零零零年九月十一日至二零零零年九月十五日（包括首尾兩天）暫停辦理。

股本

在本期間內，本公司在香港聯合交易所購回其股份如下：

月份	購回股份數目	最高價格（港元）	最低價格（港元）
二零零零年五月	218,800	12.80	11.90
二零零零年六月	1,159,600	14.80	10.70

除上述外，本公司或其附屬公司並無購回、出售或贖回本公司之股份。

公司管理

本公司並無任何董事知悉任何資料足以合理地指出本公司在中期報告所包括之會計期間的任何時間內，概無或曾無遵守香港聯合交易所有限公司證券上市規則內之最佳應用守則。

董事權益

於二零零零年六月三十日，在根據證券（披露權益）條例（披露權益條例）第二十九條須設立之名冊內所登記，以下董事在香港飛機工程有限公司之股份中持有實益：

	個人權益	其他權益	總計
米高嘉道理（代董事）	–	3,782,886*	3,782,886
李德信	50,000	–	50,000
喬浩華	10,000	–	10,000
鮑天頌	8,000	–	8,000

** 依據披露權益條例之規定，米高嘉道理透過全權信託被視為在本公司該批3,782,886股股份中有利益關係。*

在本期間內或之前，本公司之任何董事或彼等之配偶或年齡十八歲以下之子女，均無獲授權或行使權利，以認購本公司股份、認股權證或債券。

除上述外，本公司之董事並無實益或非實益擁有本公司或其相聯法團（定義見披露權益條例之股份或認股權證）。

主要股東

根據披露權益條例第十六（一）條設立之主要股東名冊顯示，於二零零零年六月三十日，本公司已獲通知以下之權益，相等於本公司已發行股本百分之十或以上。此等權益不包括在上述各董事之披露權益內。

	股份數目	
英國太古集團有限公司	96,231,503	
香港太古集團有限公司	96,231,503)	與英國太古集團有限
太古股份有限公司	96,231,503)	公司之持股量重複
國泰航空有限公司	45,649,686)	

13. 綜合現金流量表附註

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零零年 港幣百萬元	一九九九年 港幣百萬元	一九九九年 港幣百萬元
(a) 現金及現金等價物變動分析			
期初結餘	**89.3**	429.3	429.3
現金及現金等價物增加/(減少)	**22.9**	(307.7)	(340.0)
期末結餘	**112.2**	121.6	89.3
(b) 流動資金淨額變動分析			
期初結餘	**103.0**	433.9	433.9
流動資金淨額增加/(減少)	**75.0**	(301.5)	(330.9)
期末結餘	**178.0**	132.4	103.0

14. 或有負債

本公司為共同控制公司之借款融資提供擔保，二零零零年六月三十日結算數額達港幣九千萬元（一九九九年十二月三十一日結算為港幣一億零七百萬元），而截至該期/年度止，其中港幣九千萬元（一九九九年為港幣一億元）已予使用。

15. 有關連人士交易

除在本中期報告內其他章節披露之該等交易外，本集團與有關連人士按照一般商業條件以及正常業務程序下進行之重大交易列載如下：

	共同控制公司 截至六月三十日止六個月		其他有關連人士 截至六月三十日止六個月		總計 截至六月三十日止六個月	
	二零零零年 港幣百萬元	一九九九年 港幣百萬元	**二零零零年 港幣百萬元**	一九九九年 港幣百萬元	**二零零零年 港幣百萬元**	一九九九年 港幣百萬元
提供服務所得之收入	**69.6**	63.9	**400.0**	449.7	**469.6**	513.6

(a) 向共同控制公司提供服務所得之收入主要包括為香港航空發動機維修服務及廈門太古飛機工程提供之服務。為香港航空發動機維修服務提供之服務包括按一般商業價格收費之發動機部件修理，及根據與勞斯萊斯就成立香港航空發動機維修服務所訂之協議按成本收費提供之若干行政服務。為廈門太古飛機工程提供之服務主要為在廈門太古飛機工程派駐一個約一百五十二人的工作小組按商業價格收取之費用及管理服務費。

(b) 向其他有關連人士提供服務所得之收入包括向國泰航空機隊、港龍航空及華民航空機隊收取之維修費及向國泰航空收取之後勤支援及儲存開支。

11. 儲備

	收益儲備	資本贖回儲備	總計
	截至二零零零年六月三十日止六個月		
	港幣百萬元	港幣百萬元	港幣百萬元
期初結餘	2,262.9	0.1	2,263.0
本期保留盈餘	225.0	–	225.0
收購共同控制公司之商譽值	(25.9)	–	(25.9)
購回本公司股份			
— 購回溢價	(16.2)	–	(16.2)
— 儲備轉撥	(1.4)	1.4	–
期末結餘	2,444.4	1.5	2,445.9

12. 長期借款

	六月三十日結算	十二月三十一日結算
	二零零零年 港幣百萬元	一九九九年 港幣百萬元
列入流動負債項下須於一年內償還款項	**2.9**	2.8
於一年後五年內償還	**14.4**	13.8
於五年後償還	**97.5**	99.6
	114.8	116.2

	截至二零零零年六月三十日止六個月 港幣百萬元
期初結餘	116.2
於本期內償還	(1.4)
期末結餘	114.8

該項借款由國泰航空有限公司之附屬公司Troon Limited 提供予本公司，以興建飛機部件儲存庫。該項借款之條款誠如本公司一九九九年報告書內所披露。在本期內帶來利息為港幣四百九十萬元（一九九九年為港幣四百九十萬元）。

8. 共同控制公司

二零零零年三月，本公司出售其於香港航空發動機維修服務百分之五權益及其於 BATASIA 之全部權益。本公司在出售上述股權後於香港航空發動機維修服務持有之權益為百分之四十五。二零零零年六月十九日，本公司完成進一步收購廈門太古飛機工程有限公司百分之三點六四權益，令本公司之股權增至百分之四十五點四六。

截至二零零零年六月三十日止期間，主要共同控制公司之財務業績如下：

	香港航空發動機維修服務 截至六月三十日止六個月		廈門太古飛機工程 截至六月三十日止六個月	
	二零零零年 港幣百萬元	一九九九年 港幣百萬元	二零零零年 港幣百萬元	一九九九年 港幣百萬元
營業總額	1,098.9	529.8	296.1	188.0
營業溢利	91.4	51.8	107.4	31.3
財務支出淨額	(29.7)	(24.0)	(6.7)	(3.1)
應佔聯屬公司業績	–	–	–	(1.0)
除稅前溢利	61.7	27.8	100.7	27.2
稅項	(9.5)	(6.7)	(7.5)	–
股東應佔溢利	52.2	21.1	93.2	27.2

9. 應收及應付賬項－財務／信貸風險及賬齡分析

本集團之收入及支出源流主要以港元及美元為單位。有需要時採用遠期外匯合約以管理與匯率波動有關之風險。

顧客之付款方式大部分為信貸。對應收賬項定期進行信貸評估以減低任何與應收款項有關之信貸風險。此外，有時則需顧客支付現金作為顧客再接收飛機的先決條件。

二零零零年六月三十日結算，百分之九十六應收賬項（一九九九年十二月三十一日結算為百分之九十九）及百分之一百應付賬項（一九九九年十二月三十一日結算為百分之八十四）之賬齡低於六個月。

10. 股本

	截至二零零零年六月三十日止六個月	
	股份數目	港幣百萬元
發行及繳足股本（每股港幣 1.00 元）		
期初結餘	185,089,750	185.1
購回及註銷股份	(1,378,400)	(1.4)
期末結餘	183,711,350	183.7

在截至二零零零年六月三十日止期內，本公司於香港聯合交易所以總代價港幣一千七百六十萬元購回共 1,378,400 股股份。所有購回之股份隨即註銷。誠如附註11所披露，一筆相等於已註銷股份面值之款項已由收益儲備撥入資本贖回儲備。

5. 稅項扣減／(支出)

稅項扣減／(支出) 包括：	截至六月三十日止六個月 二零零零年 港幣百萬元	 一九九九年 港幣百萬元
本公司及其附屬公司		
香港利得稅回退	–	1.2
遞延稅項	12.1	(4.6)
	12.1	(3.4)
共同控制公司		
香港利得稅	(1.1)	(0.4)
海外稅項	(3.2)	–
遞延稅項	(4.5)	(3.6)
	3.3	(7.4)

稅項扣減乃由於解除部分去年溢利之遞延稅項負債準備。

香港利得稅按該期間之估計應課稅溢利以百分之十六（一九九九年為百分之十六）計算。海外稅項乃按各司法管轄區所採用之稅率計算。

6. 每股盈利

每股盈利乃根據截至二零零零年六月三十日止期間之股東應佔溢利港幣二億六千七百三十萬元（一九九九年為港幣六千三百二十萬元）及於該期間內已發行之加權平均股份數目184,920,258股（一九九九年為185,089,750股）普通股計算。

7. 固定資產

	物業、廠房及設備 截至二零零零年 六月三十日止六個月 港幣百萬元
期初賬面淨值	1,772.5
增置及轉撥	28.9
調整及出售	4.6
折舊	(52.5)
結算賬面淨值	1,753.5

未經審核已確認收益虧損計算表

截至二零零零年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零零年 港幣百萬元	截至六月三十日止六個月 一九九九年 港幣百萬元	截至十二月三十一日止年度 一九九九年 港幣百萬元
股東應佔溢利		**267.3**	63.2	59.4
已確認收益虧損總額		**267.3**	63.2	59.4
抵銷來自收購共同控制公司之商譽值儲備	11	**(25.9)**	–	–
		241.4	63.2	59.4

賬目附註

1. 編製原則

此等中期財務報表乃按照刊載於本公司一九九九年報告書內之主要會計政策編製，並符合香港會計師公會頒佈之會計實務準則第二十五號及刊載於香港聯合交易所有限公司上市規則附件十六之披露要求。

2. 出售員工住宅單位溢利

截至二零零零年六月三十日止期間，本公司出售了十二個位於新界西貢清水灣道勝景別墅之住宅單位其中九個單位。此等物業原於一九七零年購入以作為外籍員工居所。至結算日時尚餘下三個單位未出售。

3. 出售共同控制公司股份溢利

本公司出售其於香港航空發動機維修服務有限公司百分之五權益予新航工程有限公司及其於 Bridgestone Aircraft Tire Company (Asia) Limited (BATASIA) 之全部權益予 Bridgestone Corporation，此等活動分別為本公司帶來淨溢利港幣二千五百二十萬元及港幣二千一百一十萬元。

4. 財務收入淨額

	截至六月三十日止六個月 二零零零年 港幣百萬元	截至六月三十日止六個月 一九九九年 港幣百萬元
利息收入	**16.6**	19.0
毋須於五年內全部清還之長期借款利息	**(4.9)**	(4.9)
	11.7	14.1

未經審核綜合現金流量表

截至二零零零年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零零年 港幣百萬元	 一九九九年 港幣百萬元	截至十二月三十一日止年度 一九九九年 港幣百萬元
營業現金流入/(流出)淨額		54.7	(33.3)	20.1
投資收益及財務支出				
已收利息		10.9	16.6	27.0
已付利息		(4.9)	(4.9)	(9.9)
已收共同控制公司之股息		10.2	–	1.8
已付股息予:				
本公司股東		(55.5)	(70.3)	(96.2)
附屬公司少數股東		(0.8)	–	–
投資收益及財務支出之現金流出淨額		(40.1)	(58.6)	(77.3)
稅項				
香港利得稅		–	1.2	1.2
投資業務				
購買固定資產		(36.3)	(159.6)	(224.9)
在共同控制公司之投資		(44.6)	(5.2)	(5.2)
出售共同控制公司權益		100.4	–	–
向共同控制公司借款		–	–	1.2
予共同控制公司借款		(4.0)	(41.4)	(52.2)
職員借款減少/(增加)淨額		2.2	(3.3)	7.5
出售固定資產		61.7	–	1.3
逾三個月定期之短期存款增加淨額		(52.1)	(6.2)	(9.1)
投資業務之現金流入/(流出)淨額		27.3	(215.7)	(281.4)
融資前之現金流入/(流出)淨額		41.9	(306.4)	(337.4)
融資				
償還長期借款		(1.4)	(1.3)	(2.6)
購回本公司股份		(17.6)	–	–
融資之現金流出淨額		(19.0)	(1.3)	(2.6)
現金及現金等價物增加/(減少)	*13(a)*	22.9	(307.7)	(340.0)
對流動資金淨額影響				
現金及現金等價物增加/(減少)		22.9	(307.7)	(340.0)
逾三個月定期之短期存款增加淨額		52.1	6.2	9.1
流動資金淨額增加/(減少)	*13(b)*	75.0	(301.5)	(330.9)

未經審核綜合資產負債表

二零零零年六月三十日結算

	附註	六月三十日結算 二零零零年 港幣百萬元	十二月 三十一日結算 一九九九年 港幣百萬元
固定資產	7	1,753.5	1,772.5
在共同控制公司的投資	8	559.8	521.6
遞延項目			
職員借款		199.7	201.9
期票		5.1	11.1
遞延稅項		(39.5)	(51.6)
		165.3	161.4
流動資產			
飛機零件存貨		73.9	62.3
未完工程		63.1	33.5
應收及預付賬項	9	278.6	249.4
應收共同控制公司款項		11.6	5.7
逾三個月定期存款		65.8	13.7
短期存款及銀行結存		112.2	89.3
		605.2	453.9
流動負債			
應付及應計賬項	9	265.0	279.3
一年內期滿之長期借款	12	2.9	2.8
應付股息/擬派末期股息		42.3	55.5
應付共同控制公司款項		27.2	5.5
		337.4	343.1
流動資產淨值		267.8	110.8
		2,746.4	2,566.3
資本來源：			
股本	10	183.7	185.1
儲備	11	2,445.9	2,263.0
股東資金		2,629.6	2,448.1
少數股東權益		4.9	4.8
長期借款	12	111.9	113.4
		2,746.4	2,566.3

未經審核綜合損益賬

截至二零零零年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零零年 港幣百萬元	截至六月三十日止六個月 一九九九年 港幣百萬元	截至十二月三十一日止年度 一九九九年 港幣百萬元
營業總額		**913.0**	991.8	1,959.2
營業開支：				
職員薪酬		**(504.1)**	(614.5)	(1,187.1)
直接材料費用／工作開支		**(166.1)**	(135.2)	(263.6)
折舊		**(52.5)**	(54.2)	(105.4)
營業租賃租金 — 土地及樓宇		**(33.5)**	(47.5)	(89.4)
核數師酬金		**(0.4)**	(0.3)	(0.6)
未完工程變動		**29.6**	12.2	(20.7)
其他營業開支		**(120.1)**	(124.0)	(225.2)
公司重組架構費用		**–**	–	(92.1)
出售員工住宅單位溢利	2	**61.7**	–	–
出售共同控制公司股份溢利	3	**46.3**	–	–
營業溢利／(虧損)		**173.9**	28.3	(24.9)
財務收入淨額	4	**11.7**	14.1	25.1
營業淨溢利		**185.6**	42.4	0.2
應佔共同控制公司業績		**78.5**	28.3	71.1
除稅前溢利		**264.1**	70.7	71.3
稅項扣減／(支出)	5	**3.3**	(7.4)	(11.6)
除稅後溢利		**267.4**	63.3	59.7
少數股東權益		**(0.1)**	(0.1)	(0.3)
股東應佔溢利		**267.3**	63.2	59.4
股息		**(42.3)**	(25.9)	(81.4)
保留盈餘／(逆差)	11	**225.0**	37.3	(22.0)
每股盈利	6	**港幣1.45元**	港幣0.34元	港幣0.32元

	二零零零年 中期	一九九九年 中期	一九九九年 末期	一九九九年 合共
每股股息	**港幣0.23元**	港幣0.14元	港幣0.30元	港幣0.44元

主席報告書

業績

本集團於二零零零年上半年之股東應佔溢利為港幣二億六千七百三十萬元，而一九九九年同期則為港幣六千三百二十萬元。撇除有關出售若干權益及出售九個住宅物業單位之非經常性溢利共港幣一億零八百萬元後，應佔溢利增加百分之一百五十二點一。

本公司於一九九九年底推行大規模削減成本計劃後，其核心盈利在二零零零年上半年得以改善。由於本公司各項業務仍面對強烈的競爭，以致收益輕微減少。來自共同控制公司之業績有所增加，這是因為廈門太古飛機工程有限公司及香港航空發動機維修服務有限公司在上半年均有良好的表現。本年度首六個月之財務收入淨額與一九九九年上半年之水平相約。

董事局已宣佈派發中期股息每股港幣0.23元，比一九九九年增加百分之六十四點三。

業務

本公司直接或透過其廈門共同控制公司廈門太古飛機工程有全面維修合約，為國泰航空、港龍航空及華民航空營運之波音及空中巴士機隊服務。此等合約包括提供外勤維修與機庫維修及若干部件之大修服務。

航空公司增加載運量，導致香港國際機場之交通量開始上升，同時本公司在此機場之外勤維修服務仍保持競爭力。在本公司機庫設施進行之飛機機架維修工程量高企。本公司除了為以香港為基地之航空公司進行工程外，並為西北航空、長青國際航空、 Polar Air Cargo 、沙地阿拉伯航空及澳門航空之飛機完成不同規模之維修計劃。

廈門太古飛機工程之業務於上半年表現良好，位於廈門之兩個機庫均有高使用率，並為國泰航空、華民航空、日本航空、新加坡航空、南非航空、科威特航空及紐西蘭航空之飛機完成重大維修工程計劃。廈門太古飛機工程宣佈將於短期內動工興建第三個機庫，該機庫將於二零零二年中投入運作，估計是次工程興建成本約為五千萬美元。

由於工程量有強勁增長，香港航空發動機維修服務於二零零零年上半年錄得較高溢利。新航工程有限公司於三月成為香港航空發動機維修服務之股東，持有百分之十權益，而本公司及勞斯萊斯公司則將其權益各減至百分之四十五。

前景

雖然本公司各項業務仍然面對強烈之競爭壓力，但是其於上半年核心盈利之改善應可持續。本公司之外勤維修業務已作好部署，把握著香港國際機場好轉之航空交通量的機會，從而取得更佳的成績。廈門太古飛機工程及香港航空發動機維修服務均表現良好，在廈門興建第三個機庫的決定足以證明本公司有意繼續尋求機會，進一步發展其飛機維修、修理及大修合資聯營網絡。

主席

唐寶麟

香港，二零零零年八月八日

摘要

		截至六月三十日止六個月		
		二零零零年	一九九九年	變幅 %
營業總額	*港幣百萬元*	913.0	991.8	-7.9%
股東應佔溢利	*港幣百萬元*	267.3	63.2	322.9%
股息	*港幣百萬元*	42.3	25.9	63.3%
股東資金	*港幣百萬元*	2,629.6	2,507.3	4.9%
每股盈利	*港幣元*	1.45	0.34	326.5%
每股股息	*港幣元*	0.23	0.14	64.3%
每股股東資金	*港幣元*	14.31	13.55	5.6%

目錄

互聯網網址：http://www.haeco.com

港機工程

香港飛機工程有限公司

二零零零年中期報告


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